  As filed with the Securities and Exchange Commission on November 15, 1994
                                                    Registration No. 33-
=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   ----------
                                    FORM S-3
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                                   ----------
                       INTEGRATED DEVICE TECHNOLOGY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          Delaware                                    94-2669985
 (STATE OF INCORPORATION)                 (I.R.S. EMPLOYER IDENTIFICATION NO.)
                               2975 Stender Way
                        Santa Clara, California 95054
                                (408) 727-6116
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)
                                   ----------
                              JACK MENACHE, ESQ.
                      INTEGRATED DEVICE TECHNOLOGY, INC.
                               2975 Stender Way
                        Santa Clara, California 95054
                                (408) 727-6116
          (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                                   ----------
                                  COPIES TO:
      DENNIS R. DEBROECK, ESQ.                    JEFFREY D. SAPER, ESQ.
     KATHERINE T. TALLMAN, ESQ.                   HOWARD S. ZEPRUN, ESQ.
      ROBERT A. FREEDMAN, ESQ.                     RANA B. DIORIO, ESQ.
          Fenwick & West                         CHRISTOPHER F. BOYD, ESQ.
       Two Palo Alto Square             Wilson, Sonsini, Goodrich & Rosati, P.C.
    Palo Alto, California 94306                     650 Page Mill Road
        (415) 494-0600                         Palo Alto, California 94304
                                                     (415) 493-9300
                                   ----------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                                   ----------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
                                   ----------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
                                                     PROPOSED       PROPOSED
                                                     MAXIMUM         MAXIMUM
                                 AMOUNT              OFFERING       AGGREGATE
 TITLE OF EACH CLASS OF           TO BE                PRICE         OFFERING          AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)        PER SHARE(2)      PRICE(2)      REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per share(3) ....     3,910,000 shares        $27.75       $108,502,500    $   37,414.66

- ----------------------------------------------------------------------------------------------------
(1) Includes 510,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated  solely  for the  purpose  of  calculating  the  registration  fee pursuant to Rule 457 of the Securities Act of 1933.
(3) Associated  with the Common Stock are Preferred  Stock Purchase Rights which will not be  exercisable  or be evidenced  separately  from the Common Stock prior to the occurrence of certain events.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 15, 1994

                                3,400,000 SHARES

                               IDT LOGO GOES HERE

                                  COMMON STOCK

   Of the 3,400,000 shares of Common Stock offered hereby, 3,300,000 shares are being sold by the Company and 100,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

   The Company's Common Stock is quoted on the Nasdaq National Market under the trading symbol "IDTI." On November 14, 1994, the last reported sale price of the Common Stock on the Nasdaq National Market was $28.625 per share. See "Price Range of Common Stock."

   SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



===============================================================================

                                                                 PROCEEDS TO
                 PRICE TO      UNDERWRITING     PROCEEDS TO       SELLING
                  PUBLIC       DISCOUNT(1)      COMPANY(2)      STOCKHOLDERS
- ------------ -------------- ---------------- --------------- ----------------
Per Share ...     $               $                $               $
Total(3) ....   $                $               $               $


==============================================================================
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $310,000.
(3) The Company and one of the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 510,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $ , the Underwriting Discount will total $ , the Proceeds to Company will
    total $     and the Proceeds to Selling Stockholders will total $     .

   The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about November , 1994.

MONTGOMERY SECURITIES
                                  LEHMAN BROTHERS
                                                               SMITH BARNEY INC.

                              November   , 1994

                            AVAILABLE INFORMATION
   Integrated Device Technology, Inc. ("IDT" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

   The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock being offered pursuant to this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in or incorporated by reference as exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement including the exhibits filed or incorporated by reference therein. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                    INFORMATION INCORPORATED BY REFERENCE
   The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended April 3, 1994;

   2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1994;

   3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 1994;

   4. The description of the Company's Common Stock as set forth in its Registration Statement on Form 8-B dated September 23, 1987, as amended by the Company's Form 8 dated March 28, 1989, and the Company's Registration Statement on Form 8-A dated December 20, 1988, as amended by the Company's Form 8 dated February 27, 1992; and

   5. All other documents  filed by the Company with the Commission  pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock.

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Registration Statement.

   The Company will provide without charge, upon written or oral request of any person to whom a copy of this Prospectus is delivered, a copy of any or all of the documents which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies shall be directed to Integrated Device Technology, Inc., 2975 Stender Way, Santa Clara, CA 95054, Attention: Chief Financial Officer, telephone (408) 727-6116.
                                   ----------
   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                   ----------
   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY IN THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following is qualified in its entirety by reference to the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. The Company's fiscal year ends on the Sunday closest to March 31 and the first, second and third fiscal quarters end on the Sunday closest to June 30, September 30 and December 31, respectively. As a result, there were 53 weeks in fiscal 1994 and 14 weeks in the fourth quarter of fiscal 1994. For ease of reference, month-end dates are used herein except in the Consolidated Financial Statements and related notes thereto. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                 THE COMPANY

     Integrated  Device  Technology,  Inc.  ("IDT"  or the  "Company")  designs, develops, manufactures and markets a broad range of high-performance semiconductor products for the workstation/server, desktop computer, office automation and communications markets. The Company focuses its development efforts on providing proprietary and enhanced industry-standard products that improve the performance of systems incorporating high-performance microprocessors. The Company offers over 5,000 product configurations in four product families: SRAM components and modules, specialty memory products, logic circuits and RISC microprocessors and subsystems.

     The Company has introduced 33 new products in a variety of configurations since the beginning of fiscal 1994, including the ORION 64-bit microprocessor and a family of 3.3 volt SRAMs. The Company believes that its ability to introduce new, higher-performance products has resulted in its becoming a market leader in SRAMs, SRAM cache modules, FIFO and multi-port specialty memory products and high-speed CMOS logic circuits. The Company has made significant investments and commitments in becoming a supplier of RISC based microprocessors and now offers a family of 20 microprocessor and related peripheral products for the desktop computing and embedded systems markets.

     IDT operates sub-micron wafer fabrication facilities in San Jose and Salinas, California. The Company's Salinas facility includes a 24,000 square foot, class 3 fabrication line that is being converted from five-inch to six-inch wafers. The Company's San Jose facility includes a 24,000 square foot, class 1, six-inch wafer fabrication line. The Company is also building a 192,000 square foot facility containing a 48,000 square foot, class 1, eight-inch wafer fabrication line in Hillsboro, Oregon. The Company continues to make significant investments to advance its proprietary CMOS process technologies in order to improve product performance and lower product costs through increased yields. The majority of IDT's current products are manufactured using 0.65 micron process technologies and a 0.5 micron CMOS process technology is under development. IDT believes that maintaining its own wafer fabrication capability facilitates the implementation of advanced process technologies and new higher-performance product designs, provides it with a reliable source of supply of semiconductors and allows it to be more flexible in shifting production according to product demand.

     The Company markets its products on a worldwide basis primarily to OEMs through a variety of channels, including a direct sales force, distributors and independent sales representatives. The Company's end-user customers include Alcatel, AT&T, Apple Computer, Bay Networks, Canon, Cisco Systems, Compaq Computer, Dell Computer, Digital Equipment, FORE Systems, Hewlett-Packard, IBM, Intel, Motorola, Nokia, Olivetti, Radius, Siemens Nixdorf, Silicon Graphics, Sun Microsystems and Tektronix.

     The Company was incorporated in California in 1980 and reincorporated in Delaware in September 1987. Its principal offices are located at 2975 Stender Way, Santa Clara, California 95054 and its telephone number is (408) 727-6116.

                                 THE OFFERING

Common Stock offered by the Company................  3,300,000 shares
Common Stock offered by the Selling Stockholders...    100,000 shares
Common Stock to be outstanding after the offering..  37,084,376 shares(1)
Use of proceeds....................................  For  construction  of a new wafer fabrication facility,
                                                     expansion of existing wafer
                                                     fabrication     facilities,
                                                     acquisition    of   capital
                                                     equipment    and    general
                                                     corporate         purposes,
                                                     including working capital.

Nasdaq National Market symbol......................  IDTI



- ----------
  (1)Excludes 5,293,537 shares of Common Stock subject to stock options outstanding at September 30, 1994 and an additional 3,593,731 shares of Common Stock reserved for issuance under the Company's stock option and purchase plans. See "Capitalization."



                     SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         SIX MONTHS ENDED
                                              FISCAL YEAR ENDED MARCH 31,                   SEPTEMBER 30,
                                ------------------------------------------------------ ---------------------
                                   1990       1991     1992(1)      1993       1994       1993       1994
                                ---------- ---------- ---------- ---------- ---------- ---------- ----------
STATEMENTS OF OPERATIONS DATA:
Revenues....................... $209,475   $198,559   $202,734   $236,263   $330,462   $153,061   $190,628
Gross profit...................  111,303     98,611     75,915    103,978    170,835     73,915    110,206
Operating income (loss)........   29,956      4,138    (29,316)    11,006     52,269     17,427     44,302
Income (loss) before provision
(benefit) for income taxes.....   27,871        836    (34,768)     6,278     50,206     15,444     45,169
Net income (loss)(2)...........   17,007      1,226    (32,808)     5,336     40,165     12,361     33,884
Net income (loss) per share(2). $    .66   $    .05   $  (1.25)  $    .18   $   1.21   $    .39   $    .94
Shares used in computing net
income (loss) per share........   25,668     26,070     26,255     29,701     33,116     31,953     36,040

                                                                                        SEPTEMBER 30, 1994
                                                                                    --------------------------
                                                                                        ACTUAL     AS ADJUSTED(3)
                                                                                    ----------- --------------
BALANCE SHEET DATA:
Working capital ...............................................................       $ 152,611    $242,513
Total assets ..................................................................         397,566     487,468
Total debt ....................................................................          42,924      42,924
Stockholders' equity ..........................................................         260,373     350,275


- ----------

 (1) In fiscal 1992, the Company recorded restructuring and other charges of $24.8 million. See Note 2 of Notes to Consolidated Financial Statements.

 (2) The Company's exemption from Malaysian income taxes expired in fiscal 1994. See Note 2 to the table under "Selected Consolidated Financial Data" and Note 11 of Notes to Consolidated Financial Statements.

 (3) Adjusted to give effect to the sale by the Company of 3,300,000 shares of Common Stock offered hereby at an assumed public offering price of $28.625 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                4

                                 RISK FACTORS

     In addition to the other information contained in or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.


POTENTIAL FLUCTUATIONS IN OPERATING RESULTS; DEPENDENCE ON COMPUTER AND COMMUNICATIONS INDUSTRIES

     IDT's past operating results have been, and its future operating results may be, subject to quarterly fluctuations due to a wide variety of factors including the timing of new product and process technology announcements and introductions by the Company or its competitors, competitive pricing pressures, fluctuations in manufacturing yields, changes in the mix of products sold, availability and costs of raw materials, the cyclical nature of the semiconductor industry, industry-wide wafer-processing capacity, economic conditions in various geographic areas and costs associated with other events, such as an expansion of production capability or litigation. For example, the Company's results in fiscal 1991 were adversely affected by a delay in the introduction of a higher-speed 256K (kilobit) SRAM (Static Random Access Memory) and a 1 Meg (megabit) SRAM, an industry-wide decrease in demand for logic products and, in late 1991, significant price competition in the SRAM market. In addition, due primarily to the write-down of excess inventory and underutilized capital assets, accruals for patent litigation defense costs and charges related to closure of an older wafer fabrication facility, the Company incurred a significant loss in fiscal 1992. Since the end of fiscal 1992, as a result of the introduction of new higher-margin products, improvement of production processes and expansion of capacity, as well as the general improvement in the semiconductor market and other factors, the Company has achieved improved quarterly operating results. However, any unfavorable changes in manufacturing yields, product mix, supply or costs of raw materials, delays in new product or process technology introductions, underutilization of manufacturing capacity, unfavorable market conditions, increased price competition or other factors could adversely affect the Company's operating results. In recent periods the pricing environment for SRAMs has been favorable, notwithstanding the long term trend of price declines in the market. Significant price declines for SRAM products in the future could adversely affect the Company's operating results.

     The Company's operating results are also affected by the market's acceptance of the Company's and its customers' products and the level and timing of orders received. The Company ships a substantial portion of its quarterly sales in the last month of a quarter. If anticipated shipments in any quarter do not occur, the Company's operating results for that quarter could be adversely affected. In addition, a substantial percentage of the Company's products are incorporated into computer and computer-related products, which have historically been characterized by significant fluctuations in demand which in turn have affected the demand for components used in these computers. In addition, demand for certain of the Company's products is dependent upon growth in the communications market. A slowdown in the computer and related peripherals or communications markets could adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's operating results will be impacted by a number of risks associated with the Company's current and planned facilities expansion programs. See "--Current Capacity Limitations and Risks Associated with Planned Expansion" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CURRENT CAPACITY LIMITATIONS AND RISKS ASSOCIATED WITH PLANNED EXPANSION

     The Company is operating its wafer fabrication facilities in Salinas and San Jose and its assembly operations in Malaysia near installed equipment capacity. As a result, the Company has not been able to take advantage of all market opportunities presented to the Company. Due to long production lead times and current capacity constraints, any failure by the Company to adequately forecast the mix of product demand could adversely affect the Company's sales and operating results. For example, the Company's second quarter fiscal 1995 results were relatively flat compared to its prior quarter results due to a slowing in demand from networking customers and an inability to shift production to other product areas where demand exceeded supply.

     To address its capacity requirements, the Company is currently converting its Salinas wafer fabrication facility from five-inch to six-inch wafers, adding incremental production equipment to its San Jose wafer fabrication facility and building an additional 40,000 square foot test and assembly facility in Penang, Malaysia. In addition, the Company recently commenced construction of a 192,000 square foot facility containing a 48,000 square foot, class 1, eight-inch wafer fabrication line in Hillsboro, Oregon. Conversion of the Salinas facility, while operating near installed equipment capacity, constrains production scheduling and could impact production output. In addition, delays in the delivery of wafer fabrication or test equipment to the Company's Salinas, San Jose, Penang or Oregon facilities could delay planned increases in the Company's production capacity. In connection with the construction, equipping and commencement of operations at the new Oregon facility, the Company faces a number of substantial additional risks including, but not limited to, delays in construction, cost overruns, equipment delays or shortages and manufacturing startup or process problems. In addition, the Company has never operated an eight-inch wafer fabrication facility and eight-inch facilities and production equipment are relatively new to the industry. Accordingly, the Company could incur unanticipated process or production problems.

     The Company's capacity additions will result in a significant increase in fixed and operating expenses. If revenue levels do not increase sufficiently to offset these additional expense levels, the Company's operating results could be adversely impacted in future periods. In this regard, IDT has historically expensed as period costs, rather than capitalized, the operating expenses associated with bringing a fabrication facility to commercial production. Although the Company does not expect to generate significant revenues from its new Oregon fabrication facility until fiscal 1997 at the earliest, the Company will recognize substantial operating expenses associated with the facility in fiscal 1996 and 1997. In addition, in fiscal 1997, the Company will begin to recognize substantial depreciation expenses before production of commercial volume is achieved.

     The extensive production expansion programs, including, in particular, the construction of the new facility in Oregon, could strain the Company's management and engineering resources. This strain on resources could be exacerbated by the geographic distance between the Company's Oregon and California facilities. There can be no assurance that the Company will be able to hire additional management, engineering and other personnel, as needed, to manage these expansion programs effectively and to implement new production capacity in a timely manner and within budget.

     The Company believes other manufacturers are also expanding or planning to expand their fabrication capacity over the next several years. There can be no assurance that expansion by the Company and its competitors will not lead to overcapacity in the Company's target markets, which could cause declines in product prices that would adversely affect the Company's operating results.

MANUFACTURING RISKS

     The Company's CMOS (Complementary  Metal Oxide Silicon) and BiCMOS (Bipolar
CMOS) manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Minute impurities or other difficulties in the manufacturing process can lower yields. From time to time, IDT has experienced production difficulties that have caused delivery delays and quality problems. There can be no assurance that the Company will not experience manufacturing problems and product delivery delays in the future as a result of, among other things, changes to its process technologies, ramping production, installing new equipment at its San Jose and Salinas facilities, converting its Salinas facility from five-inch to six-inch wafers and constructing its new facilities in Penang and Oregon. See "Current Capacity Limitations and Risks Associated with Planned Expansion." Further, the Company's existing wafer fabrication facilities are located relatively near each other in northern California. If the Company were unable to use these facilities, as a result of a natural disaster or otherwise, the Company's operations would be materially adversely affected until the Company were able to obtain other production capability. See "Business-Manufacturing."

INVENTORY VALUATION ISSUES

     In connection with the Company's fiscal 1993 audit, the Company's auditors identified a material weakness in the Company's internal controls with respect to its inventory management system as it relates to determining the cost of inventory. A material weakness indicates that a material error or irregularity may occur in the Company's quarterly financials and may not be timely detected by the Company's employees in the normal course of performing their assigned functions, thereby possibly resulting in a misstatement of the Company's quarterly financial statements. There were no adjustments to the Company's financial statements in connection with the fiscal 1993 audit and no restatements of any quarterly periods in that year. Beginning in fiscal 1994, the Company implemented programs aimed at improving its inventory management and costing systems. The Company's auditors did not identify a material weakness with respect to these systems in their audit for fiscal 1994, but did indicate to IDT that the Company's systems continue to have significant limitations. While the Company continues to devote resources to the improvement of its systems, there can be no assurance that the Company will successfully implement systems which will completely resolve these issues. Failure to devote adequate resources to address limitations in the Company's inventory management and costing systems or to improve such systems could result in a misstatement of operating results.

DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES



     The market for the Company's products is characterized by significant price competition, frequent new product introductions, rapidly changing technology and evolving industry standards. Average selling prices of the Company's products have historically declined over time and this trend is expected to continue. To offset these decreases, the Company relies on manufacturing cost reductions and on timely introductions of new products that meet customers' needs. From time to time the Company has experienced delays in product introductions. For example, IDT's operating results were adversely affected in fiscal 1991 due to the delay in the introduction of a higher-speed 256K SRAM and a 1 Meg SRAM. To remain competitive the Company also must continue to devote significant resources to advancing process technologies to reduce semiconductor die size, increase performance and improve manufacturing yields. IDT is currently converting the manufacture of several products to its newer generation process technologies. Often in the past, such conversions have temporarily adversely affected yields. In particular, as process geometries become smaller, implementation becomes more difficult. There can be no assurance that the Company will be able to develop and introduce new products in a timely manner, that new products will gain market acceptance or that new process technologies can be successfully implemented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Research and Development."

COMPETITION

     The Company competes with a number of manufacturers in each of its major product areas. Several of the Company's competitors have substantially greater technical, marketing, manufacturing and financial resources than the Company. In addition, several of the Company's foreign competitors receive assistance from their respective governments, which may give them a competitive advantage. The Company competes principally on the basis of technical innovation and product performance, as well as on quality, price and product availability. The ability of IDT to compete successfully depends upon a number of factors, including new product and process technology introductions by IDT and its competitors, customer acceptance of the Company's products, cost effective manufacturing, assertion of intellectual property rights and general market and economic conditions. Some of these factors are outside the Company's control. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors or that the Company's operating results will not be adversely affected by increased price competition. See "Business--Competition."

CAPITAL NEEDS

     The semiconductor industry is extremely capital intensive. To remain competitive, the Company must continue to invest in advanced manufacturing and test equipment. During the past three fiscal years, cash flow from operations has been insufficient to fund fully the Company's needs for capital equipment, mandatory debt repayment and working capital. The Company currently plans to make approximately $60 to $70 million in capital expenditures during the second half of fiscal 1995. In addition, the construction and purchase of equipment for the Company's new Oregon facility, together with ongoing capital expenditures, are expected to require $200 million in fiscal 1996, with significant continuing expenditures in the following years. While the Company believes that the proceeds from this offering, together with existing cash and cash equivalents, cash flow from operations and existing credit facilities, will be adequate to fund its anticipated capital expenditures and working capital needs, including mandatory debt repayments through fiscal 1996, there can be no assurance that the Company will not be required to seek other financing sooner or that such financing, if required, would be available on terms satisfactory to the Company. In this regard, any adverse effect upon the Company's operating results due to a significant downturn in industry pricing or otherwise could accelerate the Company's need to seek additional outside capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

INTELLECTUAL PROPERTY RISKS



     The Company has been notified that it may be infringing patents or other intellectual property rights of others. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. During fiscal 1993, IDT settled outstanding patent litigation with both AT&T and Texas Instruments and obtained five-year cross-licenses from both parties. Costs associated with these litigation matters adversely affected IDT's results of operations for fiscal 1992. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 13 of Notes to Consolidated Financial Statements. There can be no assurance that additional claims alleging infringement of intellectual property rights, including infringement of patents that have been or may be issued in the future, will not be asserted in the future. Any assertions of intellectual property claims could require IDT to discontinue the use of certain processes or cease the manufacture, use and sale of infringing products, to incur significant litigation costs and damages, and to develop noninfringing technology or to acquire licenses to the alleged infringed technology. There can be no assurance that the Company would be able to obtain such licenses on acceptable terms or to develop noninfringing technology. IDT has received patent licenses from a number of companies. The failure to renew certain of these licenses or significant increases in amounts payable under these licenses could have an adverse effect on the Company. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented or that rights granted thereunder will provide competitive advantages to the Company. Furthermore, the laws of certain countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. See "Business--Intellectual Property and Licensing."

CYCLICALITY OF SEMICONDUCTOR INDUSTRY



     The semiconductor industry is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. During fiscal 1992, the Company's operating results were adversely affected by a general decline in demand for semiconductor products and significant price competition. While semiconductor demand has been strong in recent periods, and the Company's existing manufacturing equipment capacity is operating near installed equipment capacity, there can be no assurance that IDT will not be adversely affected in the future by cyclical conditions in the semiconductor industry.

MANAGEMENT OF GROWTH

     The Company has experienced, and expects to experience in the future, growth in the number of employees, the scope of its operations and the geographic area of its operations. This growth has resulted in new and increased reponsibilities for management personnel and has placed added pressures on the Company's operating and financial systems. To manage future growth effectively, the Company must hire additional management and technical personnel, integrate its new employees into its overall operations and continue to improve its operational, financial and management systems. If the Company is unable to manage growth effectively or hire or retain qualified personnel, the Company's business and results of operations could be materially and adversely affected. See "Business--Employees."

DEPENDENCE ON THIRD PARTIES

     The Company's manufacturing operations depend upon obtaining adequate raw materials on a timely basis. The number of vendors of certain raw materials, such as silicon wafers, ultra-pure metals and certain chemicals and gases, is very limited. In addition, certain packages used by the Company require long lead times and are available from only a few suppliers. From time to time, vendors have extended lead times or limited supply to the Company due to capacity constraints. The Company's results of operations would be adversely affected if it were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials. IDT has been dependent on the design capabilities of Quantum Effect Design, Inc. ("QED"), a majority-owned subsidiary, for the design and development of derivatives of MIPS RISC based microprocessors, including the ORION R4600. There can be no assurance that the Company will be able to maintain this design relationship with QED or that QED will continue to be successful in developing new microprocessors. See "Business--Manufacturing" and "--Research and Development."

INTERNATIONAL OPERATIONS



     Substantially all of the Company's test operations and a significant portion of its assembly operations are performed at IDT's facility in Penang, Malaysia. IDT also uses subcontractors in Korea, the Philippines and Malaysia for certain assembly operations. The Company's reliance on these facilities entails certain risks generally associated with doing business abroad, such as foreign governmental regulations, currency fluctuations, political unrest and disruptions or delays in shipments. The Company's operations in Penang are subject to other specific risks. There is currently a very low unemployment rate, and accordingly a limited pool of skilled workers, in Penang. There can be no assurance that the Company will be able to hire sufficient skilled personnel as it expands its operations in Penang. In addition, due to current limitations on electrical power availability in Penang, certain large consumers of power have been subject to brief shutdowns on a weekly basis. While the Company is not a large consumer of power and therefore has not been affected by such scheduled shutdowns, there can be no assurance that, as IDT's and other manufacturers' operations in Penang expand, electrical power shortages will not adversely affect the Company's Malaysian operations. The Company's tax rate in fiscal 1996 will increase as a result of the expiration of the Company's exemption from Malaysian income taxes. This will contribute to an increase in the Company's overall income tax rate in the future. See Note 2 to the table under "Selected Consolidated Financial Data" and Note 11 of Notes to Consolidated Financial Statements. If the Company were unable to assemble or test products offshore, or if air transportation to these foreign facilities were curtailed, the Company's operations could be materially adversely affected.

     A substantial percentage of the Company's revenues are derived from export sales. In fiscal 1994 and the first six months of fiscal 1995, export sales accounted for 32% and 38%, respectively, of IDT's revenues. See Note 12 of Notes to Consolidated Financial Statements. Export sales are generally denominated in local currencies. The Company's offshore assembly and test operations and export sales are subject to risks associated with foreign operations, including currency controls and fluctuations, changes in local economic conditions, import and export controls, as well as changes in tax laws, tariffs and freight rates. The Company attempts to hedge against a portion of its short-term exposure to currency fluctuations. There can be no assurance that the above factors will not adversely affect the Company's operations in the future or that the Company will be successful in its hedging efforts. See "Business--Marketing and Sales" and "--Manufacturing" and Note 1 of Notes to Consolidated Financial Statements.

ENVIRONMENTAL REGULATIONS



     The Company is subject to a variety of foreign, federal, state and local governmental regulations related to the discharge and disposal of toxic, volatile or otherwise hazardous materials used in its manufacturing process. While the Company believes that it has all environmental permits necessary to conduct its business and that its activities conform to present environmental regulations, increasing public attention has been focused on the environmental impact of semiconductor operations. Any failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous materials under present or future regulations could subject it to substantial liability or could cause its manufacturing operations to be suspended. In addition, IDT could be held financially responsible for remedial measures if its properties were found to be contaminated whether or not the Company was responsible for such contamination.

VOLATILITY OF STOCK PRICE



     The Company's Common Stock has experienced substantial price volatility and such volatility may occur in the future, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the semiconductor industry or in the markets served by the Company, or announcements by the Company or its competitors regarding new product introductions. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies' stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. These factors may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                               USE OF PROCEEDS

     Thenet proceeds to the Company from the sale of the 3,300,000 shares of Common Stock offered by the Company are estimated to be approximately $89,902,000 ($103,843,000 if the Underwriters' over-allotment option is exercised in full and the shares subject thereto are sold in the entirety by the Company) assuming a public offering price of $28.625 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company.

   The Company intends to use the net proceeds of the offering for construction of a new wafer fabrication facility in Hillsboro, Oregon, expansion of existing wafer fabrication facilities in San Jose and Salinas, California, acquisition of capital equipment and general corporate purposes, including working capital. The Company believes that the proceeds of this offering, together with existing cash and cash equivalents, cash flow from operations and existing credit facilities, will be adequate to fund its anticipated capital expenditures and working capital needs through fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Pending their application, the proceeds will be invested in short-term, interest bearing instruments.

   The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."


                         PRICE RANGE OF COMMON STOCK


The Common Stock is traded on the Nasdaq National Market under the symbol "IDTI." The following table sets forth the high and low last reported sale prices for the Common Stock as reported by the Nasdaq National Market during the fiscal quarters indicated.

                                                      HIGH                 LOW
                                                    --------             -------

Fiscal 1993:
  First Quarter .................................    $ 5 3/4             $ 3 7/8
  Second Quarter ................................      5                   3 5/8
  Third Quarter .................................      6 3/4               4 1/8
  Fourth Quarter ................................      8 3/8               6 1/4
Fiscal 1994:
  First Quarter .................................     11 1/8               6 1/2
  Second Quarter ................................     19 5/8              10 1/2
  Third Quarter .................................     18 7/8              12 3/8
  Fourth Quarter ................................     33 5/8              16 3/4
Fiscal 1995:
  First Quarter .................................     31 3/8              23 7/8
  Second Quarter ................................     28 7/8              16 1/4
  Third Quarter (through November 14, 1994) .....     29 11/16            18 1/2



   On November 14, 1994, the last reported sale price of the Common Stock was $28.625 per share. As of November 8, 1994, there were approximately 965 record holders of the Common Stock.

                               DIVIDEND POLICY

     The Company intends to retain any future earnings for use in its business and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                CAPITALIZATION



     The following table sets forth the capitalization of IDT at September 30, 1994 and as adjusted to reflect the sale by the Company of the 3,300,000 shares of Common Stock offered hereby assuming a public offering price of $28.625 per share and the receipt of the estimated net proceeds therefrom.

                                                                                                          SEPTEMBER 30, 1994
                                                                                                   --------------------------------
                                                                                                     ACTUAL             AS ADJUSTED
                                                                                                   ----------          -------------
                                                                                                              (IN THOUSANDS)
Current portion of long term obligations(1) ..........................................              $   8,608             $   8,608
                                                                                                    =========             =========
Long-term obligations excluding current portion(1) ...................................              $  34,316             $  34,316
                                                                                                    ---------             ---------
Stockholders' equity:
  Preferred Stock; $.001 par value: 5,000,000 shares authorized;
    no shares issued ...................................................................                 --                    --
  Common Stock; $.001 par value: 65,000,000 shares authorized;
    33,652,361 shares issued and outstanding; 36,952,361 shares
    issued and outstanding as adjusted(2) ..............................................                   34                    37
  Additional paid-in capital ...........................................................              162,109               252,008
  Retained earnings ....................................................................               98,401                98,401
  Cumulative translation adjustment ....................................................                 (171)                 (171)
  Total stockholders' equity ...........................................................            $ 260,373             $ 350,275
                                                                                                    ----------            ---------
  Total capitalization .................................................................            $ 294,689             $ 384,591
                                                                                                    ==========            =========

- ---------
(1) See Notes 4 and 5 of Notes to Consolidated Financial Statements.
(2) Excludes 5,293,537 shares of Common Stock subject to stock options outstanding at September 30, 1994 and an additional 3,593,731 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans. See Note 9 of Notes to Consolidated Financial Statements.

                                       12

                     SELECTED CONSOLIDATED FINANCIAL DATA



     The following selected financial data as of March 31, 1993 and 1994 and for each of the years in the three-year period ended March 31, 1994 have been derived from IDT's Consolidated Financial Statements included elsewhere in this Prospectus, which have been audited by Price Waterhouse LLP, independent accountants, as indicated in their report thereon appearing elsewhere herein. The following selected financial data as of March 31, 1990, 1991 and 1992 and for each of the years in the two-year period ended March 31, 1991 have been derived from audited consolidated financial statements not included herein. The consolidated financial data as of September 30, 1994 and for the six months ended September 30, 1993 and 1994 have been derived from unaudited condensed consolidated financial statements, which, in the opinion of management of IDT, reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair statement of the financial data for such periods. The results of operations for the six months ended September 30, 1994 are not necessarily indicative of results that may be expected for any other period or for the full year. The data set forth below are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                                                SIX MONTHS ENDED
                                                    FISCAL YEAR ENDED MARCH 31,                   SEPTEMBER 30,
                                     ------------------------------------------------------- ---------------------
                                         1990       1991      1992(1)      1993       1994       1993       1994
                                     ---------- ---------- ----------- ---------- ---------- ---------- ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues ............................$209,475   $198,559   $202,734    $236,263   $330,462   $153,061   $190,628
Cost of revenues ....................  98,172     99,948    126,819     132,285    159,627     79,146     80,422
                                     ---------- ---------- ----------- ---------- ---------- ---------- ----------
Gross profit......................... 111,303     98,611     75,915     103,978    170,835     73,915    110,206
                                     ---------- ---------- ----------- ---------- ---------- ---------- ----------
Operating expenses:
  Research and development...........  41,644     50,848     52,044      53,461     64,237     31,182     35,536
  Selling, general and administrative  39,703     43,625     48,721      39,511     54,329     25,306     30,368
  Restructuring charge...............     --         --       4,466         --         --         --         --
                                     ---------- ---------- ----------- ---------- ---------- ---------- ----------
  Total operating expenses...........  81,347     94,473    105,231      92,972    118,566     56,488     65,904
                                     ---------- ---------- ----------- ---------- ---------- ---------- ----------
Operating income (loss)..............  29,956      4,138    (29,316)     11,006     52,269     17,427     44,302
Interest expense ....................  (3,519)    (6,507)    (7,045)     (5,855)    (5,165)    (2,778)    (1,854)
Interest income and other, net.......   1,434      3,205      1,593       1,127      3,102        795      2,721
                                     ---------- ---------- ----------- ---------- ---------- ---------- ----------
Income (loss) before provision
  (benefit) for income taxes ........  27,871        836    (34,768)      6,278     50,206     15,444     45,169
Provision (benefit) for income taxes.  10,864       (390)    (1,960)        942     10,041      3,083     11,285
                                     ---------- ---------- ----------- ---------- ---------- ---------- ----------
Net income (loss)(2) ................$  17,007  $   1,226  $(32,808)   $   5,336  $ 40,165   $ 12,361   $ 33,884
                                     ========== ========== =========== ========== ========== ========== ==========
Net income (loss) per share(2).......$     .66  $     .05  $  (1.25)   $     .18  $   1.21   $    .39   $    .94
                                     ========== ========== =========== ========== ========== ========== ==========
Shares used in computing net
  income (loss) per share ...........   25,668     26,070    26,255       29,701    33,116     31,953     36,040
                                     ========== ========== =========== ========== ========== ========== ==========

                                                                       MARCH 31,
                                                ------------------------------------------------------  SEPTEMBER 30,
                                                    1990       1991        1992      1993       1994        1994
                                                ----------  ----------  --------- ---------- ---------- -----------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital ..............................  $  68,139   $  63,539  $  40,493  $ 50,885   $143,248   $152,611
Total assets .................................    261,538     258,626    229,730   239,994    349,571    397,566
Total debt....................................     78,733      73,858     66,100    62,295     51,646     42,924
Stockholders' equity .........................    130,704     134,524    104,602   117,760    224,367    260,373



- ---------
(1) In fiscal 1992, the Company recorded restructuring and other charges of $24.8 million. See Note 2 of Notes to Consolidated Financial Statements.
(2) As described in Note 11 of Notes to Consolidated Financial Statements, the Company's Malaysian subsidiary was granted a tax holiday which extended through June 30, 1993. Such status had the effect of reducing the Company's provision for taxes by approximately $0.8 million, $0.9 million, $1.0 million, and $1.5 million, or $0.03, $0.04, $0.04 and $0.05 per share, for the years ended March 31, 1990, 1991, 1992 and 1993, respectively. Management believes it is likely that carryovers of depreciation from the tax holiday period along with expected additional depreciation grants will defer the time beyond March 31, 1995 when the Malaysian subsidiary will first begin to pay local taxes. The corporate income tax rate in Malaysia which would otherwise be applicable for the Company's fiscal year ending April 2, 1995 and for subsequent periods is 34%.

                                       13

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

OVERVIEW

     IDT  designs,   develops,   manufactures  and  markets  a  broad  range  of
high-performance semiconductor products for the workstation/server, desktop computer, office automation and communications markets. The Company's revenues have increased from $203 million in fiscal 1992 to $236 million in fiscal 1993 and to $330 million in fiscal 1994. This growth has been due to increasing market acceptance of new products, the expansion of production output through additions of capital equipment and improved manufacturing processes and associated die shrinks and yield improvements and improvements in overall market conditions. In particular, the Company has introduced 33 new products in a variety of configurations since the beginning of fiscal 1994, including the ORION 64-bit microprocessor and the Company's family of 3.3 volt SRAMs. During these periods, the Company has achieved unit volume growth across all of its market segments.

     The Company's gross profit and operating profit margins have improved significantly from 43.5% and 3.5%, respectively, in the first quarter of fiscal 1993 to 58.1% and 23.1%, respectively, in the second quarter of fiscal 1995. These improvements have been attributable to economies of scale associated with increased unit shipments, higher utilization of manufacturing capacity, wafer fabrication process improvements, and a mix shift to higher margin products, including microprocessors.

     The Company is currently operating near installed equipment capacity. To address this situation, the Company initiated a significant capacity expansion program, including conversion of the Company's Salinas wafer fabrication facility from five-inch to six-inch wafers, the purchase of incremental wafer fabrication equipment for the Company's San Jose facility, expansion of assembly and test facilities in Penang, Malaysia, and construction of a new eight-inch wafer fabrication facility in Oregon. These programs will require substantial capital expenditures in the balance of fiscal 1995, in fiscal 1996 and beyond. See "Business--Manufacturing." The Company expects that the equipment conversion in the Salinas facility will be completed near the end of fiscal 1995 and the addition of equipment to the San Jose facility and the expansion of the Penang facility will be completed in fiscal 1996. It is expected that the Oregon facility will commence production during fiscal 1996; however, the Oregon facility is not expected to achieve significant revenues until fiscal 1997 at the earliest and will not achieve commercial volume production until fiscal 1998 at the earliest.

     The increased operating expenses associated with the Company's capacity expansion programs will adversely affect operating results until the Company achieves volume production utilizing the new facilities and equipment. Although the Company does not expect to generate significant revenues from its new Oregon fabrication facility until fiscal 1997 at the earliest, the Company will recognize substantial operating expenses associated with the facility in fiscal 1996 and 1997. In addition, in fiscal 1997 the Company will begin to recognize substantial depreciation expenses before production in commercial volumes is achieved.

     The  following  table  sets  forth  certain  amounts,  as a  percentage  of revenues, from the Company's consolidated statements of operations for the three fiscal  years ended March 31,  1992,  1993 and 1994 and for the six months ended
September 30, 1993 and 1994.
                                                                        SIX MONTHS
                                                                    ENDED SEPTEMBER 30,
                                         FISCAL YEAR ENDED MARCH 31,
                                         --------------------------- ------------------
                                            1992      1993     1994     1993     1994
                                         --------- -------- -------- --------  --------
Revenues ..............................  100.0%    100.0%   100.0%   100.0%    100.0%
Cost of revenues ......................   62.6      56.0     48.3     51.7      42.2
                                         --------- -------- -------- --------  --------
Gross margin...........................   37.4      44.0     51.7     48.3      57.8
                                         --------- -------- -------- --------  --------
Operating expenses:
 Research and development..............   25.7      22.6     19.4     20.4      18.6
 Selling, general and administrative...   24.0      16.7     16.5     16.5      15.9
 Restructuring charge..................    2.2        --       --       --        --
                                         --------- -------- -------- --------  --------
  Total operating expenses ............   51.9      39.3     35.9     36.9      34.6
                                         --------- -------- -------- --------  --------
Operating income (loss)................  (14.5)      4.7     15.8     11.4      23.2
Net interest (expense) income..........   (2.7)     (2.0)    (0.6)    (1.3)      0.5
                                         --------- -------- -------- --------  --------
Income (loss) before provision (benefit)
for income taxes.......................  (17.2)      2.7     15.2     10.1      23.7
Provision (benefit) for income taxes...   (1.0)      0.4      3.0      2.0       5.9
                                         --------- -------- -------- --------  --------
Net income (loss)......................  (16.2)%     2.3%    12.2%     8.1%     17.8%
                                         ========= ======== ======== ========  ========

     Set forth below are selected financial data from the Company's consolidated statements of operations for the last ten fiscal quarters, reflecting continued improvements in the Company's operating results:

                              FISCAL 1993                             FISCAL 1994                   FISCAL 1995
               --------------------------------------- --------------------------------------- -------------------
                  FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND
                 QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
               --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...... $53,758   $57,479   $60,590   $64,436   $72,766   $80,295   $85,330   $92,071   $95,043   $95,585
Gross profit..  23,366    24,734    27,234    28,645    33,948    39,967    45,419    51,501    54,632    55,574
Net income....     475       838     1,493     2,530     4,628     7,733    11,625    16,179    16,878    17,006
Net income per
 share........ $   .02   $   .03   $   .05   $   .08   $   .15   $   .24   $   .35   $   .45   $   .47   $   .47

RESULTS OF OPERATIONS
     Six months ended September 30, 1993 and 1994. Revenues for the first six months of fiscal 1995 increased 24.5% to $190.6 million as compared to revenues of $153.1 million for the first six months of fiscal 1994. This increase was attributable to higher unit volumes across most product families, geographic regions and sales channels. Significant unit volume growth was experienced in SRAM memories, particularly 3.3 volt devices, RISC based microprocessors, logic circuits and specialty memory products. The higher unit volumes were offset in part by lower average unit selling prices on certain products due to competitive pricing and the maturation of certain products. In the second quarter of fiscal 1995, revenues were relatively flat compared to the first quarter of fiscal 1995 due to a slowing in demand from networking customers and an inability to shift production to other product areas where demand exceeded supply.

     Gross profit for the first six months of fiscal 1995 increased 49.1% to $110.2 million, or 57.8% of revenues, as compared to $73.9 million, or 48.3% of revenues, for the comparable period of the prior year. The improvements in gross profit and gross margins were primarily attributable to higher capacity utilization and increased unit volumes. In addition, the Company continued a shift to more advanced designs and wafer fabrication processes which resulted in increased die per wafer yields and therefore lower unit costs. More efficient test and burn-in procedures also contributed to improved yields and reduced manufacturing costs. In addition, selective acceptance of new orders as a result of continued strong demand allowed the Company to shift manufacturing capacity to higher-margin products. Due primarily to the Company reaching a cap on certain royalty obligations, gross profit also benefited in the first six months of fiscal 1995 compared to the first six months of fiscal 1994 from a $1 million reduction in patent and royalty expenses relating to cross-license agreements. However, the Company's industry is characterized by patent claims and license agreements, and there can be no assurance royalty expenses will not increase in the future.

     Research and development ("R&D") expenses for the first six months of fiscal 1995 increased 14.0% to $35.5 million, but decreased as a percentage of revenues to 18.6% from 20.4% in the corresponding period of the prior year. The Company continues to invest in the development of new products and process technologies. In the first six months of fiscal 1995, the Company introduced 11 new products and continued to develop its 0.5 micron CMOS processes. The Company expects that it will continue to increase R&D spending in the future, although such expenses may vary as a percentage of revenues.

     Selling, general and administrative ("SG&A") expenses increased 20.0% to $30.4 million for the first six months of fiscal 1995, but declined as a percentage of revenues to 15.9% from 16.5% in the comparable period of the prior year. The increase in SG&A expenses was attributable to higher costs associated with the higher level of sales, including higher sales commissions, employee profit sharing and management bonuses, although SG&A expenses did not increase as rapidly as sales. The Company anticipates that SG&A expenses will continue to increase, but may vary as a percentage of revenues.

     Interest expense for the first six months of fiscal 1995 decreased 33.3% to $1.9 million. The decrease was the result of lower debt balances coupled with lower interest rates. Interest income and other, net, increased to $2.7 million for the six-month period as compared to $0.8 million for the same period of the prior year. The increase in interest income was attributable to significantly higher average cash balances, partially offset by lower interest rates.

     Income taxes for the first six months of fiscal 1995 were provided at an effective rate of 25%. This compares to an effective rate of 20% in the corresponding period of fiscal 1994. The increase in the effective tax rate in fiscal 1995 as compared to fiscal 1994 is primarily due to higher utilization in fiscal 1994 of certain deferred tax benefits. The Company believes that its effective tax rate will increase in the future as the tax holiday associated with the Company's Malaysia facility expires and the Company will have exhausted its deferred tax benefits.

     Fiscal Years 1992, 1993 and 1994. Revenues increased 39.9% to $330.5 million in fiscal 1994, as compared to revenues of $236.3 million in fiscal 1993, which in turn represented a 16.6% increase over revenues of $202.7 million in fiscal 1992. Growth in fiscal 1994 was due to increased unit sales across all product segments, with the largest percentage increase in the microprocessor segment, as well as favorable pricing during the fiscal year on certain products, offset in part by lower selling prices for some products. Revenue growth in fiscal 1993 was attributed to increases in product shipments across all market segments, offset in part by price reductions on several major products. Toward the end of fiscal 1993, pricing firmed in the memory business segment, reversing a trend of steady price erosion over several years, which had been driven in part by increased demand across all market segments.

     Gross profit increased 64.3% to $170.8 million, or 51.7% of revenues in fiscal 1994 as compared to $104.0 million or 44.0% of revenues in fiscal 1993. Gross profit increased 37.0% in fiscal 1993 from $75.9 million or 37.4% of revenues in fiscal 1992. The improvement in fiscal 1994 was primarily attributable to greater capacity utilization, which lowered average wafer manufacturing costs, significant increases in die per wafer due to wafer fabrication process improvements, and a mix shift to products with higher average selling prices, particularly microprocessors. In fiscal 1992, gross profit was negatively impacted principally by write-offs of inventory, including approximately $14.9 million of charges to operations in the second quarter, and underutilization of capital assets.

     Research and development expenses increased 20.2% to $64.2 million or 19.4% of revenues in fiscal 1994, as compared to $53.5 million or 22.6% of revenues in fiscal 1993. In fiscal 1992, R&D expenses were $52.0 million or 25.7% of revenues. The increases in R&D expenses were due primarily to continued investments by the Company in both process technology and new product design and development.

     Selling, general and administrative expenses increased 37.5% to $54.3 million in fiscal 1994 or 16.5% of revenues, as compared to $39.5 million or 16.7% of revenues in fiscal 1993. In fiscal 1992, SG&A expenses were $48.7 million or 24.0% of revenues. The fiscal 1994 increase was primarily due to increases in management bonuses, employee profit sharing and the variable selling expenses associated with the revenue increase. Fiscal 1992 SG&A expenses were significantly impacted by patent litigation expenses and an increase in the provision for bad debt. Patent litigation expenses accrued in fiscal 1992 were resolved in fiscal 1993 and, as a consequence, the reversal of a portion of the 1992 accruals benefited fiscal 1993 results.

     IDT incurred approximately $4.5 million of restructuring charges in fiscal 1992 associated with the closing of its oldest wafer fabrication line and a reduction in workforce.

     Interest expense totaled $5.2 million in fiscal 1994, compared to $5.9 million in fiscal 1993 and $7.0 million in fiscal 1992. Interest expense has decreased as IDT's asset-secured debt has declined. IDT continues to incur interest on a long-term obligation associated with a patent cross-license which did not exist in fiscal 1992 and was insignificant in fiscal 1993.

     Interest income and other, net, increased to $3.1 million in fiscal 1994 compared to $1.1 million and $1.6 million in fiscal years 1993 and 1992, respectively. Fiscal 1994 was favorably impacted by higher cash balances available for investment, gains on the disposition of assets and royalty income.

     The Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) during fiscal 1993, retroactively to March 30, 1991. The effective tax rates for fiscal 1994 and 1993 of 20% and 15%, respectively, differed from the U.S. statutory rate of 34% primarily due to earnings of foreign subsidiaries being taxed at lower rates, as well as the utilization of research and development credits. In addition, fiscal 1994 benefited from the realization of certain deferred tax benefits for which a valuation allowance was previously required. The tax benefit for fiscal 1992 reflected the ability of the Company to apply fiscal 1992 pretax losses against taxes paid for prior years

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial condition improved during fiscal 1994 and the first six months of fiscal 1995. Cash and cash equivalents and short-term investments increased from $24.4 million at the end of fiscal 1993 to $121.8 million at the end of fiscal 1994 and to $125.9 million at September 30, 1994. Working capital increased from $51.4 million at March 31, 1993 to $143.2 million at March 31, 1994 and to $152.6 million as of September 30, 1994. These increases were due to improved profitability, as well as a public stock offering in fiscal 1994 yielding net proceeds of approximately $46.8 million. As of September 30, 1994, the Company had $4.4 million available under unsecured lines of credit, all of which are overseas. See Note 6 of Notes to Consolidated Financial Statements.

     During fiscal 1992, 1993 and 1994 and the first six months of fiscal 1995, the Company generated $31.9 million, $37.2 million, $100.1 million and $51.5 million, respectively, of cash flow from operations. The largest single factor influencing cash flow from operations during fiscal 1992 and 1993 was the depreciation resulting from the Company's San Jose wafer fabrication facility. The improved operating results in fiscal 1993, 1994 and the first six months of fiscal 1995 also had a significant impact on cash flow during those periods. Cash flow during fiscal 1992 was affected negatively by the operating loss for the year. The Company anticipates that significant depreciation relating to the San Jose facility will continue through at least fiscal 1996.

     During fiscal 1992, 1993 and 1994, and the first six months of fiscal 1995, the Company's net cash used in investing activities was $16.1 million, $28.8 million, $68.9 million and $45.0 million, respectively, of which $25.7 million, $28.2 million, $38.1 million and $40.6 million, respectively, were used for capital equipment and property and plant improvements. During fiscal 1992 and 1993, the Company's net cash used in financing activities was $7.4 million and $5.9 million, respectively, due primarily to net repayments of $9.8 million and $8.8 million, respectively, related primarily to capital equipment financing. For fiscal 1994, financing activities provided net cash of $34.8 million as a result of the Company's public offering, offset by net repayments of equipment financing of $20.5 million. For the six months ended September 30, 1994 the Company used $7.2 million in net cash for financing activities, including net repayments of
                                       17

$9.1 million. See Notes 4, 5, 6 and 7 of Notes to Consolidated Financial Statements for information regarding the Company's various financing arrangements. IDT expects capital equipment financing to be reduced and borrowing and repayment levels to decrease over the next few years as a portion of the proceeds of this offering is used to purchase capital equipment.

     In view of current and anticipated capacity requirements, the Company anticipates capital expenditures of $60 to $70 million for the last six months of fiscal 1995 and approximately $200 million in fiscal 1996, principally in connection with its capacity expansion programs. See "Risk Factors--Current Capacity Limitations and Risk Associated with Planned Expansion."

     The Company believes that the proceeds from this offering, together with existing cash and cash equivalents, cash flow from operations and existing credit facilities, will be adequate to fund its anticipated capital expenditures and working capital needs through fiscal 1996. There can be no assurance, however, that the Company will not be required to seek other financing sooner or that such financing, if required, will be available on terms satisfactory to the Company.

                                   BUSINESS

     IDT  designs,   develops,   manufactures  and  markets  a  broad  range  of
high-performance semiconductor products for the workstation/server, desktop computer, office automation and communications markets. The Company focuses its development efforts on providing proprietary and enhanced industry-standard products that improve the performance of systems incorporating high-performance microprocessors. The Company offers over 5,000 product configurations in four product families: SRAM components and modules, specialty memory products, logic circuits and RISC microprocessors and subsystems. The Company has made significant investments and commitments in becoming a supplier of RISC based microprocessors and now offers a family of 20 microprocessor and related peripheral products for the desktop computing and embedded systems markets. For example, the Company offers the 64-bit ORION R4600 microprocessor and recently announced ORION derivatives.

     The Company markets its products on a worldwide basis primarily to OEMs through a variety of channels, including a direct sales force, distributors and independent sales representatives. The Company's end-user customers include Alcatel, AT&T, Apple Computer, Bay Networks, Canon, Cisco Systems, Compaq Computer, Dell Computer, Digital Equipment, FORE Systems, Hewlett-Packard, IBM, Intel, Motorola, Nokia, Olivetti, Radius, Siemens Nixdorf, Silicon Graphics, Sun Microsystems and Tektronix.


BACKGROUND

     Virtually all electronic systems--whether in personal computers, telephone switches or automobiles--are designed around microprocessors. Memory and input/output devices surround and control the flow of data to and from the microprocessor. Continuing improvements in the speed and performance of microprocessors have facilitated a trend toward making electronic systems smaller, faster, more powerful and more accessible to users. However, in order to take advantage of the full capabilities of the new generations of microprocessors, electronic systems require faster and higher performance memory and logic devices. In addition, the decreasing size of electronic systems has led in many cases to the use of modules or subsystems that integrate a number of semiconductor components. The foregoing trends are driving the demand for the Company's four product families.

  o RISC Microprocessors and Subsystems. Microprocessors manipulate and control data in electronic systems through a fixed set of instructions. Some microprocessor architectures use complex instruction set computing ("CISC") while other architectures focus on a reduced number, or subset, of instructions ("RISC"). Substantially all personal computer systems today use CISC microprocessors based on the Intel x86 architecture. RISC microprocessors, however, generally operate at higher speeds than CISC microprocessors, which has led to the increasing acceptance of RISC microprocessors in workstations, servers and other high-performance computers as well as in embedded controllers for printers, copiers, facsimile machines and other electronic products.

  o SRAM Components and Modules. Today's higher-performance microcomputers that use advanced microprocessors and more complex operating systems and applications software require more memory, including SRAM cache memory, DRAM (Dynamic Random Access Memory) main memory and disk memory. SRAM cache memory provides intermediate storage between fast microprocessors and relatively slow DRAM main memory. By serving as an intermediate high-speed memory, SRAM cache memory significantly increases overall system speed and performance. Personal computers based on Intel microprocessor architectures through the 386 family generally did not utilize SRAM cache memory. The high-performance 32-bit Intel 486 family of microprocessors and new 64-bit microprocessors, such as the Intel Pentium microprocessor and the PowerPC microprocessor, have some on-chip, or internal, SRAM cache memory. The increased speed of these newer microprocessors, however, will continue to require additional external SRAM cache memory for enhanced performance. The Company believes that a large portion of Intel 486-based PCs require SRAM cache memory and that substantially all Intel Pentium-based PCs will require such memory. In addition, low voltage (3.3 volt) SRAM cache memories are increasingly being used to reduce power consumption in desktop and laptop computers.

  o Specialty Memory Products. Complex electronic systems that have different data transfer rates within the system or use multiple microprocessors may utilize specialty memory products, such as FIFOs (First In/First Out memory products) and multi-port memory devices, to enhance performance. For example, communications systems increasingly use specialty memory products to improve the flexibility and throughput of the systems. The trend toward linking computer users within an office or an enterprise so that they can share data and peripherals has led to the rapid growth of high-performance local area networks ("LANs") and wide area networks ("WANs") and therefore the increased use of specialty memory products.


  o Logic Circuits. The increasing speed, complexity and reduced size of microprocessor-based systems often require the use of high-speed, high-performance logic devices to interconnect the various elements in a system. While many general logic functions are increasingly being integrated through the use of programmable logic devices, many specialized logic elements, such as buffers, clock drivers and memory drivers, continue to be implemented as discrete functions.


STRATEGY

     IDT's strategy is to be a leading supplier of products that improve the performance of microprocessor-based systems. The Company seeks to offer innovative products with superior cost/performance by utilizing its expertise in memory design and process technologies. Key elements of the Company's strategy are:

  o Develop High Performance Solutions for Growing Markets. IDT focuses its development efforts on providing proprietary products and enhanced industry-standard products for use in applications in the growing workstation/server, desktop computer, office automation and communications markets. Since the beginning of fiscal 1994, the Company has introduced 33 new products in a variety of configurations to meet the needs of these markets. The Company believes that its emphasis on high-performance, innovative products has resulted in its becoming a market leader in SRAMs, SRAM cache modules, FIFOs, multi-port memory products and high-speed CMOS logic circuits.

  o Leverage Expertise in SRAM and Subsystem Design. IDT uses the extensive experience it has gained in the design of SRAMs and subsystems since its founding in 1980 to develop new memory products that provide higher value-added solutions to IDT's customers. The Company is increasingly integrating components from its various product families into single devices or modules that provide increased functionality and can in turn be more easily integrated into its customers' systems. For example, IDT offers cache memory modules that include cache controller, cache tag SRAM and cache SRAM components for personal computer applications, and the SARAM device that incorporates both logic and memory functions for enhanced functionality in network applications.

  o Maintain Process Technology Leadership. The Company is committed to continuously improving its CMOS process technologies in order to improve product performance and lower product costs through improved yields. The Company invests a substantial portion of its research and development expenditures in order to advance its process technologies. The majority of IDT's current products are manufactured using its 0.65 micron process technologies and a 0.5 micron CMOS process technology is under development. IDT believes that its advanced process technology capability allows it to design and manufacture state-of-the-art products, thereby providing it with a competitive advantage.

  o Control and Expand Production Capability. IDT believes that maintaining its own wafer fabrication capability facilitates the implementation of advanced process technologies and new higher-performance product designs, provides it with a reliable source of supply of semiconductors and allows it to be more flexible in shifting production according to product demand. In addition, the Company has a greater ability to lower costs at production volumes by matching manufacturing flow to the process technology being used. The Company has undertaken a significant program to invest in new capital equipment and facilities in order to increase and improve its capacity, including the construction of the new Oregon facility. Through operating its own test facilities, the Company believes it is able to maintain quality while controlling costs.

PRODUCTS AND MARKETS



     IDT offers over 5,000 product configurations in four product families: SRAM components and modules, specialty memory products, logic circuits, and RISC microprocessors and subsystems. During fiscal 1994, these product families accounted for 33%, 29%, 21% and 17%, respectively, of total revenues. The Company markets its products primarily to OEMs in the workstation/server, desktop computer, office automation and communications markets. IDT's product design efforts are focused on developing proprietary components and integrating its components into single devices, modules or subsystems to meet the needs of customers.

     SRAMs. SRAMs are memory circuits used for storage and retrieval of data during a computer system's operation. SRAMs do not require electrical refreshment of the memory contents to ensure data integrity, allowing them to operate at high speeds. SRAMs include substantially more circuitry than DRAMs, resulting in higher production costs for a given amount of memory, and generally command higher selling prices than the equivalent density DRAM. The market for SRAMs is fragmented by differing demands for speed, power, density, organization and packaging. As a result, there are a number of niche markets for SRAMs.



     The Company's SRAM product strategy is to offer high-performance 5 volt and
3.3 volt SRAM components and modules that have differentiated features optimized to work with specified microprocessors, such as the Intel 486 and Pentium families of microprocessors and the PowerPC microprocessor, as well as the MIPS RISC microprocessors. The Company is focused primarily on the cache memory segment of the SRAM market. Cache memory provides an intermediate storage solution between fast microprocessors and relatively slow DRAM main memory. Cache memory operates at the speed of the microprocessor and increases the microprocessor's efficiency by temporarily storing the most frequently used instructions and data. Special cache tag SRAMs provide a look-up table function that tells the cache controller which blocks of data are currently stored in the cache SRAMs.

     IDT is a leading supplier of cache SRAM components and modules to personal computer manufacturers. The Company offers a range of cache SRAMs, including burst-mode cache SRAMs that support the Intel and PowerPC microprocessors, and cache tag SRAMs . The Company's cache SRAM components are often integrated into cache memory modules. These modules include the cache controller, cache tag SRAM and cache SRAM components and are ready to plug into sockets on a computer system's motherboard. IDT offers a series of standard and custom cache memory modules for IBM and IBM-compatible PCs and PowerPC-based personal computers as well as for certain RISC microprocessor-based systems.

     The Company continues to develop its next generation SRAM products to meet the growing cache memory needs of increasingly faster microprocessors. IDT's new products are being designed to operate at higher speeds and provide greater levels of integration.

     In order to provide SRAM products that meet the varying needs of its customers, IDT uses both CMOS and BiCMOS process technologies and offers 16K, 64K, 256K and 1 Meg density SRAMs in a number of speed, power and packaging configurations.

     Specialty Memory Products. The Company's proprietary specialty memory products include FIFOs and multi-port memory products that offer high-performance features which allow communications and computer systems to operate more effectively. FIFOs are used as rate buffers to transfer large amounts of data at high speeds between separate devices or pieces of equipment operating at different speeds within a system. Multi-port memory products are used to speed data transfers and act as the link between multiple microprocessors or between microprocessors and peripherals when the order of the data to be transferred needs to be controlled. These products are currently used primarily in peripheral interface, communications and networking products, including hubs, bridges and routers.

     IDT is a leading supplier of both synchronous and asynchronous FIFOs and has increasingly focused its resources on the design of synchronous FIFOs. Synchronous FIFOs have been gaining greater market acceptance because they are faster and provide an easier user interface. IDT's family of 9-bit SyncFIFOs are being used in many of the newer networking products.

     The Company is the leading supplier of multi-port memory products. IDT's family of multi-port memory products is composed primarily of dual-port asynchronous devices. The Company also offers four-port products, a synchronous dual-port device and a new device, known as a SARAM, that combines the flexibility of a multi-port product with the ease of a FIFO. In addition, the Company is developing a family of specialty memory products for the emerging asynchronous transfer mode ("ATM") market. The first members of this ATM family will be a highly integrated, low cost interface device for ATM network cards and two transceiver chip sets providing low-cost physical media interface to ATM networks.

     Logic Circuits. IDT is a leading manufacturer of high-speed byte-wide and double-density 16-bit CMOS logic circuits for high-performance applications. Logic circuits control data communication between various elements of electronic systems, such as between a microprocessor and a memory circuit. IDT offers a wide range of logic circuit products, which support bus and backplane interfaces, memory interfaces and other logic support applications where high-speed, low power and high-output drive are critical. IDT's logic circuits are used in a broad range of markets.

     IDT's 16-bit family of logic products is available in small packages, enabling board area to be reduced, and has gained increasing market acceptance. These products are designed for new applications in which small size, low power and extra low noise are as important as high speeds. IDT also supplies a series of 8-bit and 16-bit 3.3 volt logic products and a 3.3 volt to 5 volt translator circuit directed at the growing requirements for 3.3 volt systems in the notebook and laptop computer and other markets. The Company also offers a family of clock drivers and clock generators. These devices, placed at critical positions in a system, correct the degradation of timing that occurs the further the impulses travel from the main system clock.

     RISC Microprocessor Components and Subsystems. IDT is a licensed manufacturer of MIPS RISC microprocessors. IDT now manufactures MIPS architecture 32-bit and 64-bit standard microprocessors and IDT derivative products for the office automation, communications, server/workstation and desktop computer markets.

     The Company focuses its RISC microprocessor design and marketing efforts primarily on the embedded controller market. Embedded controllers are microprocessors that control a single device such as a printer, copier or network router. The Company sells several proprietary 32-bit derivative products for the embedded controller market, including devices with on-circuit SRAM cache memory and floating point functions.

     In 1993, the Company introduced its ORION R4600 microprocessor, which is capable of clock speeds of up to 150 MHz. The R4600 is a higher performance, lower cost version of the 64-bit R4000 and R4400 microprocessors developed by MIPS Computer Systems, which was acquired by Silicon Graphics in 1992 ("MIPS"), and introduced by the Company and other MIPS licensees in 1992 and 1993, respectively. The R4600 was developed for the Company and to the Company's specifications by Quantum Effect Design, Inc. ("QED"), a consolidated subsidiary. Systems based on the ORION family of microprocessors are targeted at applications that require high speed computing and complex graphics, such as scientific research, engineering design and advanced visual computing.

     The Company also manufactures RISC subsystems, which are board level products that contain MIPS RISC architecture microprocessors, cache SRAMs, logic circuits and supporting software. These products are used in development systems for the evaluation and design of hardware and software or are integrated into customers' end-user systems, thereby reducing design cycle time.

CUSTOMERS

     The Company markets and sells its products primarily to OEMs in the workstation/server, desktop computer, office automation and communications markets. Customers often purchase products from more than one of the Company's product families.


     The following is an alphabetical listing of current representative end-user customers of the Company, by market:


WORKSTATION/SERVER     DESKTOP  COMPUTER      OFFICE AUTOMATION         COMMUNICATIONS
- ------------------     -----------------      -----------------------   ---------------
Digital Equipment      Apple Computer         AGFA                      Alcatel
EMC                    AST Research           Canon                     AT&T
Pyramid Technology     Compaq Computer        Electronics For Imaging   Bay  Networks
NEC                    Dell Computer          Hewlett-Packard           Cabletron
Siemens Nixdorf        Gateway  Computers     QMS                       Cisco Systems
Silicon Graphics       Groupe Bull            Radius                    Ericsson
Sun Microsystems       IBM                    Samsung                   FORE Systems
Tandem Computers       ICL                    Tektronix                 Fujitsu
                       Intel                  Texas  Instruments        Motorola
                       Olivetti               Toshiba                   Nokia
                                              Xerox                     Siemens

MARKETING AND SALES

     IDT markets and sells its products primarily to OEMs through a variety of channels, including a direct sales force, distributors and independent sales representatives.

     The Company had 58 direct sales personnel in the United States at September 30, 1994. They are located at the Company's headquarters and in 17 sales offices in Alabama, California, Colorado, Florida, Illinois, Maryland, Massachusetts, Minnesota, New Jersey, New York, Oregon and Texas, and are primarily responsible for marketing and sales in those areas. IDT also utilizes three national distributors, Hamilton Hallmark, Future Electronics and Wyle Laboratories, and several regional distributors in the United States. Hamilton Hallmark accounted for 15% and 14% of the Company's revenues in fiscal 1994 and the first six months of fiscal 1995, respectively. In addition, IDT uses independent sales representatives, which generally take orders on an agency basis while the Company ships directly to the customer. The representatives receive commissions on all products shipped to customers in their geographic area.

     The Company had 41 direct sales personnel and eight sales offices located outside of the United States at September 30, 1994. Sales activities outside North America are generally controlled by IDT's subsidiaries located in France, Germany, Hong Kong, Italy, Japan, Sweden, Taiwan and the United Kingdom. The Company has recently increased its direct marketing efforts to OEMs in Europe and to United States companies with operations in the Asia/Pacific area. The majority of export sales, however, continues to be made through international distributors, which tend not to carry inventory or carry significantly smaller levels compared to domestic distributors. During fiscal 1992, 1993, 1994 and the first six months of fiscal 1995, export sales accounted for 30%, 36%, 32% and 38% of total revenues. Sales outside the United States are generally denominated in local currencies. Export sales are subject to certain risks, including currency controls and fluctuations, changes in local economic conditions, import and export controls, and changes in tax laws, tariffs and freight rates.

     The Company's distributors typically maintain an inventory of a wide variety of products, including products offered by IDT's competitors, and often handle small or rush orders. Pursuant to distribution agreements, the Company grants distributors the right to return slow-moving products for credit against other products and offers protection to the distributors against inventory obsolescence or price reductions. Revenue recognition of sales to distributors is deferred until the products are resold by the distributor.


MANUFACTURING

     IDT believes that maintaining its own wafer fabrication capability facilitates the implementation of advanced process technologies and new higher-performance product designs, provides it with a reliable source of supply of semiconductors and allows it to be more flexible in shifting production according to product demand. The Company operates sub-micron wafer fabrication facilities in San Jose and Salinas, California. The Salinas facility, first placed in production in fiscal 1986, includes a 24,000 square foot, class

3 fabrication line. The Company is converting this facility from five-inch to six-inch wafers. The San Jose facility includes a 24,000 square foot, class 1 (less than one particle 0.5 micron or greater in size per cubic foot), six-inch wafer fabrication line that was first placed in production in March 1991. IDT also operates a 100,000 square foot component assembly and test facility in Penang, Malaysia. Substantially all of the Company's test operations and a significant portion of its assembly operations are performed at its Malaysian facility. IDT also uses subcontractors, principally in Korea, the Philippines and Malaysia, to perform certain assembly operations. If IDT were unable to assemble or test products offshore, or if air transportation to these locations were curtailed, the Company's operations could be materially adversely affected. Additionally, foreign manufacturing exposes IDT to certain risks generally associated with doing business abroad, including foreign governmental regulations, currency controls and fluctuation, changes in local economic conditions and changes in tax rates, tariffs and freight rates. In addition to this offshore assembly and test capability, the Company has the capacity for low-volume, quick-turn assembly in Santa Clara as well as limited test capability in Santa Clara, San Jose and Salinas. Assembly and test of memory modules and RISC subsystems takes place in both San Jose and Santa Clara.

     The Company is operating its wafer fabrication facilities in Salinas and San Jose and its assembly operations in Malaysia near installed equipment capacity. To address its capacity requirements, the Company is currently converting its Salinas wafer fabrication facility from five-inch to six-inch wafers, adding incremental production equipment to its San Jose facility and building an additional 40,000 square foot test and assembly facility in Penang, Malaysia. In addition, the Company recently commenced construction of a 192,000 square foot facility containing a 48,000 square foot, class 1, eight-inch wafer fabrication line in Hillsboro, Oregon. The Company also believes the construction of a facility in Oregon reduces the Company's risk of a natural disaster affecting all of its wafer fabrication facilities which are currently located in northern California. The Company faces a number of risks in order to accomplish its goals to increase production in its existing plants and to construct, equip and commence operations of its new Oregon facility. See "Risk Factors--Current Capacity Limitations and Risks Associated with Planned Expansion" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company utilizes proprietary CMOS and BiCMOS process technologies permitting sub-micron geometries. BiCMOS is a combination of bipolar and CMOS technologies and is used for applications requiring higher speeds. The majority of IDT's current products are manufactured using its proprietary 0.65 micron process technologies and the Company is currently developing 0.5 micron process technologies.

     Wafer fabrication involves a highly sophisticated, complex process that is extremely sensitive to contamination. Integrated circuit manufacturing costs are primarily determined by circuit size because the yield of good circuits per wafer generally increases as a function of smaller die. Other factors affecting costs include wafer size, number of process steps, costs and sophistication of manufacturing equipment, packaging type, process complexity and cleanliness. IDT's manufacturing process is complex, involving a number of steps including wafer fabrication, plastic or ceramic packaging, burn-in and final test. The Company continuously makes changes to its manufacturing process to lower costs and improve yields. From time to time the Company has experienced manufacturing problems that have caused delays in shipments or increased costs. There can be no assurance that IDT will not experience manufacturing problems in the future.

     The Company generally has been able to arrange for multiple sources of raw materials, but the number of vendors capable of delivering certain raw materials, such as silicon wafers, ultra-pure metals and certain chemicals and gases is very limited. Some of the Company's packages, while not unique, have very long lead times and are available from only a few suppliers. While IDT has not experienced any difficulties recently, from time to time vendors have extended lead times or limited supply to the Company due to capacity constraints. These circumstances could reoccur and could adversely affect IDT.


BACKLOG

     IDT manufactures and markets primarily standard products. Sales are generally made pursuant to standard purchase orders, which are frequently revised during the agreement term to reflect changes in the customer's requirements. The Company has also entered into master purchase agreements with several of its OEM customers. These agreements do not require the OEMs to purchase minimum quantities of the Company's products. Product deliveries are scheduled upon the Company's receipt of purchase orders under the related OEM agreements. Generally, these purchase orders and OEM agreements also allow customers to reschedule delivery dates and cancel purchase orders without significant penalties. Orders are frequently rescheduled, revised or cancelled. In addition, distributor orders are subject to price adjustments both prior to, and occasionally after, shipment. For these reasons, IDT believes that its backlog, while useful for scheduling production, is not necessarily a reliable indicator of future revenues.

RESEARCH AND DEVELOPMENT

     IDT's competitive position has been established, to a large extent, through its emphasis on the development of proprietary and enhanced performance industry-standard products, and the development of advanced CMOS and BiCMOS process technologies. IDT believes that its focus on continually advancing its process technologies has allowed the Company to achieve cost reductions in the manufacture of most of its products. The Company believes that a continued high level of research and development expenditures is necessary to retain its competitive position. Research and development expenditures as a percentage of revenues were 26%, 23%, 19% and 19% in fiscal 1992, 1993 and 1994 and the first six months of fiscal 1995, respectively.

     The Company's product development activities are focused on the design of new circuits and modules that provide enhanced performance for growing applications. In the SRAM family, IDT is utilizing its 5 volt and 3.3 volt SRAM and subsystem design expertise to develop advanced SRAM cache memories and modules for microcomputer systems based on Intel's 486 and Pentium families of microprocessors and the PowerPC microprocessors, as well as MIPS RISC microprocessors. IDT's efforts in the specialty memory products area are concentrated on the development for the communications market of advanced synchronous FIFOs and more sophisticated multi-port memory products. The Company is also developing a family of specialty memory products for the emerging ATM market, and a family of lower voltage logic devices for a broad range of applications. In the RISC component and subsystems product family, the Company is designing products for embedded control applications, such as printers and telecommunications switches. The Company also continues to refine its CMOS and BiCMOS process technologies to increase the speed and density of circuits in order to provide customers with advanced products at competitive prices, thus enhancing their competitive positions. The Company is currently refining its CMOS process technology to achieve half-micron geometries and converting the production of many products, particularly 3.3 volt devices, to newer generation process technologies.

     In fiscal 1992, the Company purchased an equity interest in QED, a newly formed corporation. Pursuant to a development agreement between QED and the Company, QED developed the ORION R4600 microprocessor for IDT. The Company recently announced two new ORION derivative products being designed for IDT by QED, the R4700 microprocessor targeted to desktop systems running WindowsNT or UNIX operating systems, and the R4650 microprocessor targeted to embedded applications. The Company owns such products, subject to the payment of royalties and other fees to QED. IDT has licensed Toshiba and NKK to manufacture and market certain of these products. There can be no assurance that QED will continue to design products for the Company or be successful in developing such products.

COMPETITION

     The semiconductor industry is intensely competitive and is characterized by rapid technological advances, cyclical market patterns, price erosion, evolving industry standards, occasional shortages of materials and high capital equipment costs. Many of the Company's competitors have substantially greater technical, marketing, manufacturing and financial resources than IDT. In addition, several foreign competitors receive assistance from their governments in the form of research and development loans and grants and reduced capital costs, which could give them a competitive advantage. The Company competes in different product areas, to varying degrees, on the basis of technical innovation and performance of its products, as well as quality, price and product availability.

     IDT's competitive strategy is to differentiate its products through high-performance, innovative configurations and proprietary features or to offer industry-standard products with higher speeds and/or lower power consumption. There can be no assurance that price competition, introductions of new products by IDT's competitors, delays in product introductions by IDT or other competitive factors will not have a material adverse effect on the Company in the future.

INTELLECTUAL PROPERTY AND LICENSING

     IDT has obtained 44 patents in the United States and several abroad and has numerous inventions in various stages of the patent application process. The Company intends to continue to increase the scope of its patents. There can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The Company also relies on trade secret, copyright and trademark laws to protect its products, and a number of the Company's circuit designs are registered pursuant to the Semiconductor Chip Protection Act of 1984. This Act gives protection similar to copyright protection for the patterns which appear on integrated circuits and prohibits competitors from making photographic copies of such circuits.

     In recent years, there has been a growing trend of companies to resort to litigation to protect their semiconductor technology from unauthorized use by others. IDT has been notified that it may be infringing patents issued to others and in the past has been involved in patent litigation, which adversely affected its operating results. There can be no assurance that additional intellectual property claims will not be made against the Company in the future. The Company believes that licenses, to the extent required, will be available in connection with intellectual property claims. No assurance can be given, however, that the Company will be able to obtain such a license on acceptable terms. Should licenses from any such claimant be unavailable, the Company may be required to discontinue its use of certain processes or the manufacture, use and sale of certain of its products or to develop noninfringing technology. If IDT is unable to obtain any necessary licenses, pass any increased cost of patent licenses on to its customers or develop noninfringing technology, the Company could be materially adversely affected. In addition, IDT has received patent licenses from several companies, and the failure to renew certain of these licenses as they expire or significant increases in amounts payable under these licenses could have an adverse effect on the Company.

     On January 16, 1988, IDT entered into a manufacturing, marketing and purchase agreement with MIPS that allows IDT to manufacture and market the complete MIPS family of RISC microprocessors and related software and to modify the MIPS microprocessors to create subsets and supersets.

     On May 1, 1992, IDT and AT&T entered into a five-year royalty-free patent cross-license agreement. As part of this agreement, patent litigation instituted by AT&T was settled and dismissed. Under the agreement, IDT made a lump sum payment and issued shares of its Common Stock to AT&T, granted a discount on future purchases, and gave credit for future purchases of technology on a nonexclusive basis.

     On December 10, 1992, IDT and Texas Instruments ("TI") entered into a five-year patent cross- license agreement. As part of this agreement, patent litigation instituted by TI was dismissed. Under the agreement, IDT granted to TI a license to certain IDT technology and products and guaranteed TI that it will realize certain revenues from the technology and products, and IDT will develop certain products which will be manufactured and sold by both IDT and TI. See Note 13 of Notes to Consolidated Financial Statements.

EMPLOYEES

     At September 30, 1994, IDT and its subsidiaries employed approximately 2,750 people worldwide, of whom approximately 980 were in Penang. IDT's success depends in part on its ability to attract and retain qualified personnel, who are generally in great demand. Since its founding, the Company has implemented policies enabling its employees to share in IDT's success. Examples are stock option, stock purchase, profit sharing and special bonus plans for key contributors. IDT has never had a work stoppage, no employees are represented by a collective bargaining agreement, and the Company considers its employee relations to be good.

PROPERTIES

     The Company presently occupies six major facilities in California and Malaysia as follows:


     LOCATION                 FACILITY USE                  SQUARE FEET
     --------                 -------------                 -----------
Salinas ............ Wafer fabrication, SRAM and multi-       98,000
                      port memory operations

Santa Clara ........ Logic and RISC microprocessor            62,000
                      operations

Santa Clara......... Administration and sales                 43,700


Santa Clara ........ Administration and RISC subsystems       50,000
                      operations

Penang, Malaysia ... Assembly and test                       100,000

San Jose ........... Wafer fabrication, process technology   135,000
                      development, FIFO and memory
                      subsystems operations, and research
                      and development


   The Company leases its Salinas facility from Carl E. Berg, a director, and in October 1994 purchased a 5.5 acre parcel adjacent to its Salinas facility for $653,000 from Mr. Berg. IDT leases its Salinas and Santa Clara facilities under leases expiring in 1999 through 2005. The lease for the Salinas facility has two five-year renewal options. The Company owns its Malaysian and San Jose facilities, although the Malaysian facility is subject to long-term ground leases and the San Jose facility is subject to a mortgage. IDT leases offices for its sales force in 17 domestic locations as well as Hong Kong, London, Milan, Munich, Paris, Stockholm, Taipei and Tokyo. See Note 7 of Notes to Consolidated Financial Statements for information concerning IDT's obligations under operating and capital leases. The Company is building an additional 40,000 square foot facility in Malaysia in order to add additional assembly and test capacity. This expansion is planned to be completed in early fiscal 1996. The Company has purchased a 23 acre parcel in Hillsboro, Oregon and has commenced construction of a 192,000 square foot facility containing a 48,000 square foot, class 1, eight-inch wafer fabrication line, which the Company plans to be operational in fiscal 1997. See "Risk Factors--Current Capacity Limitations and Risks Associated With Planned Expansion."

                                  MANAGEMENT


     The executive officers and directors of the Company, and their respective ages as of October 31, 1994, are as follows:



NAME                     AGE    POSITION
- -----                   -----  ----------
D. John Carey .........  58    Chairman of the Board
Leonard C. Perham......  51    Chief Executive Officer, President and Director
William B. Cortelyou...  38    Vice President, Wafer Operations
Robin H. Hodge.........  54    Vice President, Assembly and Test
Alan H. Huggins........  41    Vice President, Memory Division
Larry T. Jordan........  50    Vice President, Marketing
Daniel L. Lewis........  45    Vice President, Sales
Chuen-Der Lien.........  38    Vice President, Technology Development
Jack Menache...........  51    Vice President, General Counsel and Secretary
Richard R. Picard......  46    Vice President, Logic and Microprocessor
                                Products
William D. Snyder......  50    Vice President, Finance and Chief Financial
                                Officer
Carl E. Berg(1)........  57    Director
John C. Bolger(1)......  48    Director
Federico Faggin........  52    Director
- -----------
(1) Member of the Audit, Compensation and Stock Option Committees.


   Mr. Carey was elected to the Board of Directors in 1980 and has been Chairman of the Board since 1982. He served as Chief Executive Officer from 1982 until his resignation in April 1991 and was President from 1982 until 1986. Mr. Carey was a founder of Advanced Micro Devices ("AMD") in 1969 and was an executive officer there until 1978.

     Mr. Perham joined IDT in October 1983 as Vice President and General Manager, SRAM Division. In October 1986, Mr. Perham was appointed President and Chief Operating Officer and a director of the Company. In April 1991, Mr. Perham was elected Chief Executive Officer. Prior to joining IDT, Mr. Perham held executive positions at Optical Information Systems Incorporated and Zilog Inc.

     Mr. Cortelyou joined IDT in 1982. In January 1990, he was elected Vice President, Wafer Operations, Salinas. Mr. Cortelyou currently serves as Vice President, Wafer Operations. Prior to joining IDT, Mr. Cortelyou was an engineer at AMD.

     Mr. Hodge joined IDT as Director of Assembly Operations in March 1989. In January 1990, Mr. Hodge was elected Vice President, Assembly Operations. Mr. Hodge currently serves as Vice President, Assembly and Test. From 1983 until joining IDT, Mr. Hodge was Director of Assembly Operations for Maxim Integrated Products.

     Mr. Huggins joined IDT in 1983 and was elected Vice President in 1987. Mr. Huggins currently serves as Vice President, Memory Division. Prior to joining the Company, Mr. Huggins held various engineering positions at AMD.

     Mr. Jordan joined IDT in July 1987 as Vice President, Marketing. Prior to joining the Company, Mr. Jordan held management positions in marketing and sales at SEEQ Technology, Inc. and Intel Corporation.

     Mr. Lewis joined IDT in 1984 as Eastern Area Sales Manager. In June 1991, he was elected Vice President, Sales. Prior to joining IDT, Mr. Lewis held management positions at Avatar Technologies, Inc., Data General and Zilog.

     Dr. Lien joined IDT in 1987 and was elected Vice President, Technology Development in April 1992. Prior to joining the Company, he held engineering positions at Digital Equipment Corporation and AMD.

     Mr. Menache joined IDT as Vice President, General Counsel and Secretary in September 1989. From April 1989 until joining IDT, he was General Counsel of Berg & Berg Developers. From 1986 until April 1989, he was Vice President, General Counsel and Secretary of The Wollongong Group Inc.

     Mr. Picard joined IDT in 1985. In 1989 he was elected Vice President, Static RAM Product Line. In April 1990 he was appointed Vice President and General Manager, Logic Products. He was elected Vice President, Logic and Microprocessor Products in May 1993. Prior to joining IDT, Mr. Picard held management positions at International Micro Circuits, Zilog and AMD.

     Mr. Snyder joined the Company as Treasurer in 1985. In May 1990, he was elected Vice President, Corporate Controller, and in September 1990 Mr. Snyder was elected Vice President, Finance and Chief Financial Officer. Prior to joining the Company, Mr. Snyder held financial management positions at Actrix Computer, Zilog and Digital Equipment Corporation.

     Mr. Berg has been a director of the Company since 1982. Mr. Berg has been a partner of Berg & Berg Developers, a real estate development partnership, since 1979. He is a director of Valence Technology.

     Mr. Bolger has been a director of the Company since January 1993. Mr. Bolger is a private investor. He was Vice President--Finance and Administration of Cisco Systems, Inc., an internetworking systems manufacturer, from 1989 to 1992 and Vice President--Finance and Administration of KLA Instruments, Inc., an optical inspection equipment manufacturer, from 1988 to 1989. Mr. Bolger is a director of Data Race, Inc., Integrated Systems, Inc., Sanmina Corporation and Teknekron Communications Systems, Inc.

     Mr. Faggin has been a director of the Company since 1992. Mr. Faggin has been President, Chief Executive Officer and Director of Synaptics, Inc., a neural network research and development company, since 1986. He is a director of Aptix, Inc., Atesla, Inc. and Orbit Semiconductor.

                             CERTAIN TRANSACTIONS

     The Company leases its Salinas facility from Carl E. Berg, a director and, prior to this offering, a more than 5% shareholder of the Company. The Company paid rental expense of $1,396,000 during fiscal 1994, under a lease agreement that expires in July 1995, with options to renew for successive five-year periods through 2015. In September 1994 the Company exercised its option to renew the lease at an annual rental expense of $927,000 from July 1995 through July 2005. In connection with the lease renewal, the Company was granted a right of first refusal to purchase the Salinas facility on the same terms as a third party offeree and an option to purchase the facility for a purchase price of approximately $8,509,000 in a tax-free stock exchange. IDT's option is exercisable for six months beginning on July 1, 2000.

     In October 1994, the Company purchased from Mr. Berg a 5.5 acre parcel of undeveloped land adjacent to its Salinas facility for $653,000.

     The Company holds an approximately 57% equity interest in QED, a corporation formed in 1991. Leonard C. Perham, the President and Chief Executive Officer and a director of the Company, and Carl E. Berg are members of the board of directors of QED. Mr. Berg also holds a minority equity interest in QED. Pursuant to a development agreement between the Company and QED, QED is developing for the Company derivative products based on MIPS' 64-bit microprocessor architecture. During fiscal 1994, the Company paid QED a total of $3,075,000 for product development and nonrecurring engineering. During the first six months of fiscal 1995, the Company paid QED a total of $2,025,000 for product development and nonrecurring engineering and $232,450 in royalties. See "Business--Research and Development."

     The Company holds an approximately 16% equity interest in Monolithic System Technology, Inc. ("MoSys"). Leonard C. Perham and Carl E. Berg are members of the board of directors of MoSys. Mr. Berg also holds an equity interest of approximately 18% of MoSys. MoSys is developing certain technology that, if successfully reduced to practice, could relate to the Company's business. During fiscal

1993 and 1994, the Company purchased a total of 333,500 shares of MoSys preferred stock for a total of $667,000. During the first six months of fiscal 1995, the Company purchased 400,000 shares of MoSys preferred stock for a total of $2,000,000 and paid MoSys $125,000 for technical support.

     The Company has from time to time retained Phillip Perham, a contractor and the brother of Leonard C. Perham, as an independent contractor to perform certain construction services in connection with improvements and repairs to various Company facilities. The Company paid Phillip Perham an aggregate of approximately $177,570 and $9,160 for such services in fiscal 1994 and the first six months of fiscal 1995, respectively.

                             SELLING STOCKHOLDERS

     The following table and notes thereto set forth certain information regarding beneficial ownership of the Company's Common Stock as of October 31, 1994, and as adjusted to reflect the sale of the shares offered by this Prospectus, by each Selling Stockholder. The over-allotment option for 510,000 shares will be granted to the Underwriters by either the Company or Mr. Berg. The table below shows the number of shares held by Selling Stockholders before and after the offering assuming the over-allotment option is exercised in full and such shares are sold by Mr. Berg.

                                                                SHARES BENEFICIALLY                            SHARES BENEFICIALLY
                                                                  OWNED PRIOR TO                                  OWNED AFTER
                                                                     OFFERING                                       OFFERING
                                                           ----------------------------     SHARES TO       ------------------------
   SELLING STOCKHOLDERS(1)                                    NUMBER          PERCENT        BE SOLD          NUMBER       PERCENT
- --------------------------------------------------------   ------------     -----------     ---------       ----------    ---------

Carl E. Berg .....................................          1,798,354(2)        5.3%           510,000        1,288,354       3.5%
    c/o Berg and Berg Developers
        10050 Bandley Drive
        Cupertino, California

D. John Carey ....................................            867,308(3)        2.6             50,000          817,308       2.2

Leonard C. Perham ................................            279,546(4)         *              50,000          229,546        *




                                                            ------------       -----          --------        ----------     -------

     Total........................................          2,945,208(5)        8.6%           610,000        2,335,208       6.2%
                                                            ============       =====           =======        ==========     =======


- -----------
* Less than one percent.
 (1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to the table.
 (2) Includes 859,500 shares held by West Coast Venture Capital Ltd, of which Mr. Berg is President of the general partner, and 20,000 shares subject to options exercisable within 60 days of October 31, 1994. Also includes 78,900 shares held in trust for his child and 27,500 shares held by his spouse, as to which Mr. Berg disclaims beneficial ownership. The shares being sold pursuant to the over-allotment option, if any, by Mr. Berg are held of record by West Coast Venture Capital Ltd.
 (3) Includes 245,962 shares subject to options exercisable within 60 days of October 31, 1994.
 (4) Includes 269,903 shares subject to options exercisable within 60 days of October 31, 1994.
 (5) Includes  the 535,865  shares  subject to options as described in footnotes
     (2)-(4) above.

                                 UNDERWRITING


     Montgomery Securities, Lehman Brothers Inc. and Smith Barney Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the
Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting  discount  set  forth on the  cover  page of this  Prospectus.  The
Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                 NUMBER
             UNDERWRITER                                        OF SHARES
            -------------                                       ---------
      Montgomery Securities ................................
      Lehman Brothers Inc. .................................
      Smith Barney Inc. ....................................
                                                                ---------
         Total .............................................    3,400,000
                                                                =========


The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow
to  selected  dealers  a  concession  of not  more  than $           per  share,
and the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

   The Company and one of the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 510,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,400,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in the same proportion as set forth in the table above. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

   The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments that Underwriters may be required to make in respect thereof.

   All of the Company's executive officers and directors and the Selling Stockholders have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Montgomery
Securities, directly or indirectly offer to sell, sell or otherwise dispose of more than an aggregate of 150,000 shares of Common Stock of the Company (except for shares offered hereby by the Selling Stockholders), or any securities convertible or exchangeable for shares of Common Stock, owned by them. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, directly or indirectly offer to sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities except for shares of Common Stock offered hereby or shares of Common Stock or options issued pursuant to existing benefit plans of IDT.

   In connection with this offering, the Underwriters and selling group members may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market immediately prior to the commencement of the sale of the shares in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with this offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                LEGAL MATTERS


     Certain legal matters with respect to the Common Stock will be passed upon for the Company and the Selling Stockholders by Fenwick & West, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, P.C., Palo Alto, California.


                                   EXPERTS


     The consolidated financial statements of IDT as of April 3, 1994 and March 28, 1993 and for each of the three years in the period ended April 3, 1994 included in this Prospectus have been audited by Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

           REPORT OF PRICE WATERHOUSE LLP, INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Integrated Device Technology, Inc.

   In our opinion, the accompanying balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Integrated Device Technology, Inc. and its subsidiaries at March 28, 1993 and April 3, 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsiblity is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
San Jose, California
April 27, 1994


                      INTEGRATED DEVICE TECHNOLOGY, INC.
                         CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                     MARCH 28,           APRIL 3,        OCTOBER 2,
                                                                                      1993                 1994             1994
                                                                                   -----------          ----------      -----------
                                                                                                                        (UNAUDITED)
                                ASSETS
Current assets:
 Cash and cash equivalents ................................................         $  22,529          $  88,490          $  87,774
 Short-term investments ...................................................             1,877             33,351             38,120
 Accounts receivable, net of allowance for returns and
  doubtful accounts of $2,994, $4,129 and $3,728 ..........................            43,190             40,643             59,872
 Inventory ................................................................            27,237             29,855             32,755
 Deferred tax assets ......................................................            15,270             26,276             24,068
 Prepayments and other current assets .....................................             2,825              3,858              4,382
                                                                                    -----------        ----------         ---------
  Total current assets ....................................................           112,928            222,473            246,971
                                                                                    -----------        ----------         ---------
Property, plant and equipment, net ........................................           118,837            120,838            143,170
Other assets ..............................................................             8,229              6,260              7,425
                                                                                    -----------        ----------         ---------
  Total assets ............................................................         $ 239,994          $ 349,571          $ 397,566
                                                                                    ===========        =========          =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable .........................................................         $  15,819          $  15,925          $  25,954
 Accrued compensation and related expense .................................             7,399             16,528             15,851
 Deferred income on shipments to distributors .............................            10,450             17,592             25,829
 Income taxes payable .....................................................               878              1,964              8,052
 Other accrued liabilities ................................................             7,524             13,032             10,066
 Current portion of long-term obligations .................................            19,467             14,184              8,608
                                                                                    -----------        ----------         ---------
  Total current liabilities ...............................................            61,537             79,225             94,360
                                                                                    -----------        ----------         ---------
Long-term obligations .....................................................            48,987             37,462             34,316
                                                                                    -----------        ----------         ---------
Deferred tax liabilities ..................................................            11,710              8,517              8,517
                                                                                    -----------        ----------         ---------
Commitments and contingencies
Stockholders' equity:
 Preferred stock; $.001 par value: 5,000,000 shares
  authorized; no shares issued
 Common stock; $.001 par value: 65,000,000 shares
  authorized; 28,377,721, 33,405,552 and 33,652,361
  shares issued and outstanding ...........................................                28                 33                 34
 Additional paid-in capital ...............................................            93,731            160,221            162,109
 Retained earnings ........................................................            24,352             64,517             98,401
 Cumulative translation adjustment ........................................              (351)              (404)              (171)
                                                                                    -----------        ----------         ---------
 Total stockholders' equity ...............................................           117,760            224,367            260,373
                                                                                    -----------        ----------         ---------
 Total liabilities and stockholders' equity ...............................         $ 239,994          $ 349,571          $ 397,566
                                                                                    ===========        =========          =========

  The accompanying notes are an integral part of these financial statements.

                                F-2

                      INTEGRATED DEVICE TECHNOLOGY, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                         FISCAL YEAR ENDED                    SIX MONTHS ENDED
                                                          --------------------------------------------   --------------------------
                                                          MARCH 29,       MARCH 28,       APRIL 3,      SEPTEMBER 26,    OCTOBER 2,
                                                            1992            1993            1994             1993            1994
                                                            ----            ----            ----             ----            ----
                                                                                                                 (UNAUDITED)
Revenues ...........................................      $ 202,734       $ 236,263       $ 330,462       $ 153,061       $ 190,628
Cost of revenues ...................................        126,819         132,285         159,627          79,146          80,422
                                                          ----------      ---------       ---------       ----------      ---------
Gross profit .......................................         75,915         103,978         170,835          73,915         110,206
                                                          ----------      ---------       ---------       ----------      ---------
Operating expenses:
 Research and development ..........................         52,044          53,461          64,237          31,182          35,536
 Selling, general and administrative ...............         48,721          39,511          54,329          25,306          30,368
 Restructuring charge ..............................          4,466            --              --              --              --
                                                          ----------      ---------       ---------       ----------      ---------
 Total operating expenses ..........................        105,231          92,972         118,566          56,488          65,904
                                                          ----------      ---------       ---------       ----------      ---------
Operating income (loss) ............................        (29,316)         11,006          52,269          17,427          44,302
Interest expense ...................................         (7,045)         (5,855)         (5,165)         (2,778)         (1,854)
Interest income and other, net .....................          1,593           1,127           3,102             795           2,721
                                                          ----------      ---------       ---------       ----------      ---------
Income (loss) before provision (benefit)
 for income taxes ..................................        (34,768)          6,278          50,206          15,444          45,169
Provision (benefit) for income taxes ...............         (1,960)            942          10,041           3,083          11,285
                                                          ----------      ---------       ---------       ----------      ---------
Net income (loss) ..................................      $ (32,808)      $   5,336       $  40,165       $  12,361       $  33,884
                                                          ==========      =========       =========       ==========      =========
Net income (loss) per share ........................      $   (1.25)      $     .18       $    1.21       $     .39       $     .94
                                                          ==========      =========       =========       ==========      =========
Shares used in computing net income
 (loss) per share ..................................         26,255          29,701          33,116          31,953          36,040
                                                          ==========      =========       =========       ==========      =========

  The accompanying notes are an integral part of these financial statements.

                                F-3

                      INTEGRATED DEVICE TECHNOLOGY, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                           FISCAL YEAR ENDED                   SIX MONTHS ENDED
                                                             -------------------------------------------  --------------------------
                                                               MARCH 29,     MARCH 28,       APRIL 3,     SEPTEMBER 26,  OCTOBER 2,
                                                                 1992          1993           1994            1993         1994
                                                              -----------   ----------    --------------   -----------   ----------
                                                                                                                  (UNAUDITED)
Operating activities:
 Net income (loss) ......................................    $  (32,808)    $    5,336     $   40,165     $   12,361     $   33,884
 Adjustments:
  Depreciation and amortization .........................        40,787         37,140         37,594         18,809         19,089
  Provision for losses on accounts receivable ...........         1,222           (742)           476            392            290
  Restructuring charges .................................         4,466           --             --             --             --
 Changes in assets and liabilities:
  Accounts receivable ...................................        (1,926)        (6,167)         2,071           (668)       (19,519)
  Inventory .............................................         8,670         (3,843)        (2,618)        (1,882)        (2,900)
  Deferred tax assets ...................................         2,324          2,616        (10,897)          --             --
  Other assets ..........................................         2,180           (391)        (1,247)        (1,417)        (2,874)
  Accounts payable ......................................             5           (804)           106            385         10,029
  Accrued compensation and related expense ..............          (157)         3,158          9,799          2,559           (677)
  Deferred income to distributors .......................           610          1,093          7,142          1,695          8,237
  Income taxes payable ..................................           722            477         11,574          2,940          8,296
  Other accrued liabilities .............................         5,816           (679)         5,885            143         (2,348)
                                                             ----------     ----------     ----------     ----------     ----------
 Net cash provided by operating activities ..............        31,911         37,194        100,050         35,317         51,507
                                                             ----------     ----------     ----------     ----------     ----------
Investing activities:
 Additions to property, plant and equipment .............       (25,706)       (28,188)       (38,083)       (16,061)       (40,636)
 Proceeds from sale of equipment ........................           416            178            671            591            400
 Purchases of short-term investments ....................       (18,458)        (4,927)       (40,221)        (2,007)       (24,456)
 Proceeds from sales of short-term
  investments ...........................................        27,624          4,110          8,747            460         19,687
                                                              ----------      ---------     ---------     -----------     ---------
 Net cash used for investing activities .................       (16,124)       (28,827)       (68,886)       (17,017)       (45,005)
                                                              ----------      ---------     ---------     -----------     ---------
Financing activities:
 Issuance of common stock, net ..........................         2,358          2,981         55,337          3,946          1,889
 Proceeds from borrowings ...............................        11,665         32,161          2,731          2,731           --
 Payment on capital leases and other debt ...............       (21,423)       (41,006)       (23,271)       (12,744)        (9,107)
                                                              ----------      ---------     ---------     -----------     ---------
 Net cash provided by (used for) financing
  activities ............................................        (7,400)        (5,864)        34,797         (6,067)        (7,218)
                                                              ----------      ---------     ---------     -----------     ---------
 Net increase (decrease) in cash and cash
  equivalents ...........................................         8,387          2,503         65,961         12,233           (716)
Cash and cash equivalents at beginning of
 period .................................................        11,639         20,026         22,529         22,529         88,490
                                                              ----------      ---------     ---------     -----------     ---------
Cash and cash equivalents at end of period ..............    $   20,026     $   22,529     $   88,490     $   34,762     $   87,774
                                                              ==========      =========     =========     ===========     =========
Supplemental disclosure of cash flow information:
 Interest paid ..........................................    $    6,876     $    5,893     $    4,713     $    2,711     $    1,526
 Income taxes paid (refunded) ...........................        (5,638)        (2,050)         9,163            151          2,841
 Issuance of common stock for acquisition of
  technology ............................................          --            7,738           --             --             --
 Tax benefits from exercise of stock options ............           477            582         10,488           --             --

  The accompanying notes are an integral part of these financial statements.


                      INTEGRATED DEVICE TECHNOLOGY, INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE DATA)


                                                           COMMON STOCK         ADDITIONAL                 CUMULATIVE      TOTAL
                                                      -----------------------    PAID-IN      RETAINED    TRANSLATION  STOCKHOLDERS'
                                                         SHARES       AMOUNT     CAPITAL      EARNINGS    ADJUSTMENT      EQUITY
                                                      ------------ ----------- ------------ ------------ ------------- -------------
Balance, March 31, 1991 ...........................   25,889,601   $       26   $   82,834   $   51,824    $     (160)   $  134,524
 Issuance of common stock .........................      664,130            1        2,358         --            --           2,359
 Tax benefits of stock option
  transactions ....................................         --           --            477         --            --             477
 Translation adjustment ...........................         --           --           --           --              50            50
 Net loss .........................................         --           --           --        (32,808)         --         (32,808)
                                                     -----------   ----------   ----------   ----------    -----------   ----------
Balance, March 29, 1992 ...........................   26,553,731           27       85,669       19,016          (110)      104,602
 Issuance of common stock .........................    1,823,990            1        7,480         --            --           7,481
 Tax benefits of stock option
  transactions ....................................         --           --            582         --            --             582
 Translation adjustment ...........................         --           --           --           --            (241)         (241)
 Net income .......................................         --           --           --          5,336          --           5,336
                                                     -----------   ----------   ----------   ----------    -----------   ----------
Balance, March 28, 1993 ...........................   28,377,721           28       93,731       24,352          (351)      117,760
 Issuance of common stock .........................    2,027,831            2        9,241         --            --           9,243
 Issuance of common stock at $15.71 per
  share, pursuant to public offering, net
  of expenses of $366 .............................    3,000,000            3       46,761         --            --          46,764
 Tax benefits of stock option
  transactions ....................................         --           --         10,488         --            --          10,488
 Translation adjustment ...........................         --           --           --           --             (53)          (53)
 Net income .......................................         --           --           --         40,165          --          40,165
                                                     -----------   ----------   ----------   ----------    -----------   ----------
Balance, April 3, 1994 ............................   33,405,552           33      160,221       64,517          (404)      224,367
 Issuance of common stock (unaudited) .............      246,809            1        1,888         --            --           1,889
 Translation adjustment (unaudited) ...............         --           --           --           --             233           233
 Net income (unaudited) ...........................         --           --           --         33,884          --          33,884
                                                     -----------   ----------   ----------   ----------    -----------   ----------
Balance, October 2, 1994 (unaudited) ..............   33,652,361   $       34   $  162,109   $   98,401    $     (171)   $  260,373
                                                     ===========   ==========   ==========   ==========    ===========   ==========


  The accompanying notes are an integral part of these financial statements.

                                F-5

                      INTEGRATED DEVICE TECHNOLOGY, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


   Basis of Presentation. The consolidated financial statements include the accounts of Integrated Device Technology, Inc. (IDT or "the Company") and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.


   Fiscal Year. The Company's fiscal year ends on the Sunday nearest March 31. Fiscal years 1993, 1992 and 1991 each included 52 weeks. The fiscal year ended on April 3, 1994 was a 53-week year. The fiscal year-end of certain of the Company's foreign subsidiaries is March 31, and the results of their operations as of their fiscal year end have been combined with the Company's results of operations as of April 3, 1994. Transactions during the intervening period were not significant.

   Cash, Cash Equivalents and Short-term Investments. Cash equivalents are highly liquid investments with original maturities of three months or less at the time of acquisition or with guaranteed on-demand buy-back provisions. Short-term investments are valued at amortized cost, which approximates market and consist primarily of time deposits, corporate notes and treasuries. Cash equivalents and short-term investments included certificates of deposit totaling $9,349,000 and $10,603,000 at March 28, 1993 and April 3, 1994, respectively.

   The Company adopted Statement of Financial Accounting Standards (FAS) 115, "Accounting for Certain Investments in Debt and Equity Securities" effective April 4, 1994 as required by that pronouncement. The Statement requires reporting of investments as either held to maturity, trading or available for sale. The Company's investments are classified as available for sale. The effect of adoption was not material.

   Inventory. Inventory is stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Market is based upon estimated realizable value reduced by normal gross margin. Inventory at March 28, 1993, April 3, 1994 and October 2, 1994 was:


                                                                     OCTOBER 2,
                                     MARCH 28, 1993 APRIL 3, 1994       1994
                                    -------------- -------------- --------------
                                             (IN THOUSANDS)          (UNAUDITED)
Inventory:
 Raw materials ..................        $ 3,117         $ 2,834         $ 3,076
 Work-in-process ................         13,494          10,201          15,056
 Finished goods .................         10,626          16,820          14,621
                                         --------        -------         -------
                                         $27,237         $29,855         $32,755
                                         ========        ========        =======


   Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is computed for property, plant and equipment using the straight-line method over estimated useful lives of the assets. Leasehold improvements and leasehold interests are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Accelerated methods of depreciation are used for tax computations. Property, plant and equipment at March 28, 1993 and April 3, 1994 were:


                                                  MARCH 28, 1993  APRIL 3, 1994
                                                  -------------- ---------------
                                                            (IN THOUSANDS)
Property, plant and equipment:
 Land ............................................     $   4,382      $   4,382
 Machinery and equipment .........................       217,167        248,095
 Building and leasehold improvements .............        39,896         40,063
 Construction-in-progress ........................            10             76
                                                       ----------     ---------
                                                         261,455        292,616
 Accumulated depreciation and amortization .......      (142,618)      (171,778)
                                                       ----------     ---------
                                                       $ 118,837      $ 120,838
                                                       ==========     =========

                      INTEGRATED DEVICE TECHNOLOGY, INC.

   Income Taxes. The Company adopted Statement of Financial Accounting Standards
(FAS) 109, "Accounting for Income Taxes," in fiscal 1993, electing to apply the provisions of FAS 109 retroactively to the beginning of fiscal 1992. The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method to an asset and liability approach. The asset and liability approach requires that the expected future tax consequences of temporary differences between book and tax bases of assets and liabilities be recognized as deferred tax assets and liabilities.


   Net Income (Loss) Per Share. Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the year, plus incremental common equivalent shares, if dilutive. Common stock equivalents consist of stock options (using the treasury stock method).


   Revenue Recognition. Revenue from product sales is generally recognized upon shipment and a reserve is provided for estimated returns and discounts. A portion of the Company's sales is made to distributors under agreements which allow certain rights of return and price protection on products unsold by the distributors; such sales and profits thereon are deferred until the products are resold by the distributors.

   Reclassifications. Certain amounts in prior fiscal years' consolidated financial statements and notes have been reclassified to conform with fiscal 1994 presentation.

   Translation of Foreign Currencies. Accounts denominated in foreign currencies have been translated in accordance with Statement of Financial Accounting Standard (FAS) 52. The functional currency for the Company's sales operations is the applicable local currency with the exception of the Hong Kong sales subsidiary whose functional currency and reporting currency is the U.S. dollar. For subsidiaries whose functional currency is the local currency, gains and losses resulting from translation of these foreign currencies into U.S. dollars are accumulated in a separate component of stockholders' equity. For the Malaysian manufacturing and the Hong Kong sales subsidiaries, where the functional currency is the U.S. dollar, gains and losses resulting from the process of remeasuring foreign currency financial statements into U.S. dollars are included in income. Aggregate net foreign currency transaction gains (losses) totaled $(141,000), $(93,000) and $(232,000) in fiscal 1992, 1993 and
1994, respectively. The effect of foreign currency exchange rate fluctuations on cash balances held in foreign currencies have not been material.

   Foreign  Exchange  Contracts.   The  Company  enters  into  forward  exchange
contracts to hedge against the short-term impact of foreign currency fluctuations on certain assets denominated in foreign currencies. The total amount of these contracts is offset by the underlying assets denominated in foreign currencies. The gains or losses on these contracts are included in income as the exchange rates change and are offset by gains and losses on the underlying assets being hedged. At April 3, 1994, the Company had $12 million of forward exchange contracts outstanding, with maturity dates through July 1994. The Company does not anticipate non-performance by the counterparties to these contracts.

   Concentration of Credit Risk and Off-Balance-Sheet Risk. The Company markets high-speed integrated circuits to OEMs and distributors primarily in the United States, Europe and the Far East. The Company performs on-going credit evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary but generally does not require collateral. Management believes that any risk of loss is significantly reduced due to the diversity of its products, customers and geographic sales areas. The Company maintains a provision for potential credit losses.

   The Company sells a significant portion of its products through third-party distributors. As a result of the merger of two of the Company's national distributors, the receivable balance from the merged company is significant in aggregate for fiscal 1994. If the financial condition and operations of this distributor deteriorate below critical levels, the Company's operating results could be adversely affected. This distributor's receivable balance represented 9% of total accounts receivable at March 28, 1993 on a pro forma combined basis and 11% of total accounts receivable at April 3, 1994, following the merger.

                      INTEGRATED DEVICE TECHNOLOGY, INC.

   The Company invests its cash and cash equivalents in cash deposits, money market funds and commercial paper. Securities comprising cash equivalents and short-term investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. Generally, a highly liquid market exists for these securities and they may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any material losses on its investments.

   Unaudited Interim Information. The accompanying consolidated balance sheet at October 2, 1994 and the consolidated statements of operations, cash flows and shareholders' equity for fiscal quarters ended September 26, 1993 and October 2, 1994 are unaudited. In the opinion of management these financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial data of IDT and its subsidiaries for such periods. The results of operations and cash flows for the fiscal quarters are not necessarily indicative of the results to be expected for any other fiscal quarter or for the year ending April 2, 1995. The data disclosed in the notes to the consolidated financial statements for these periods is unaudited.


NOTE 2--RESTRUCTURING AND SIGNIFICANT OTHER EVENTS

   In fiscal year 1992, the Company recorded $4.5 million of charges to net income relating to the abandonment of IDT's original wafer processing facility and product line reorganizations. The Company has substantially completed this restructuring.

   Also in fiscal 1992, due to changes in the market, the Company revised its estimated useful lives and future realizable values of several assets. These charges included a $7.2 million writeoff of excess inventory and $5.4 million of writeoffs and changes in useful lives of underutilized capital assets. Also, due to specific events during the second fiscal quarter, the Company provided a $1.3 million reserve for doubtful accounts and recorded $6.4 million of accrued legal expenses. Subsequent developments and resolution of one of these legal matters led the Company to recognize a $1 million benefit during fiscal 1993.

NOTE 3--OTHER ASSETS--INTANGIBLES

   During   fiscal  1993,   IDT  entered  into   various   royalty-free   patent
cross-license agreements. The patents licenses granted to IDT under these agreements have been recorded at their cost of approximately $8,200,000 and will be amortized on a straight-line basis over five years. The amortization relating to patents licenses was $780,000 and $1,647,000 at March 28, 1993 and April 3, 1994, respectively.

NOTE 4--LONG-TERM OBLIGATIONS

   The Company leases certain equipment under long-term leases or finances purchases of equipment under bank financing agreements. Leased assets and assets pledged under financing agreements which are included under property, plant and equipment are as follows:


                                                  MARCH 28, 1993  APRIL 3, 1994
                                                  --------------  -------------
                                                            (IN THOUSANDS)
Building improvements ......................         $  6,907          $  6,907
Machinery and equipment ....................           86,091            65,403
                                                     ---------         --------
Accumulated depreciation and
 amortization ..............................          (49,001)          (43,949)
                                                     ---------          --------
                                                     $ 43,997          $ 28,361
                                                     =========         ========


   The capital lease agreements and equipment financings are collateralized by the related leased equipment and contain certain restrictive covenants.

                      INTEGRATED DEVICE TECHNOLOGY, INC.

   Future  minimum  payments  under  capital  leases  and  equipment   financing
agreements, at varying interest rates (4.9%-11.0%) are as follows:



          FISCAL YEAR                            (IN THOUSANDS)
          -----------                            --------------
          1995 ..................................    $14,339
          1996 ..................................      5,898
          1997 ..................................      3,075
          1998 ..................................      1,486
          1999 ..................................          3
                                                     --------
          Total minimum payments ................     24,801
          Less interest .........................      2,420
                                                     --------
          Present value of net minimum payments..     22,381
          Less current portion...................     12,878
                                                     --------
                                                     $ 9,503
                                                     ========



   During fiscal 1993, IDT recorded a long-term obligation in connection with the dismissal of certain litigation and entering into a patent cross-license agreement. Under this cross license/technology agreement, the Company recorded, at March 28, 1993, a long-term obligation of $7,041,000 representing the present value discounted at 8% of amounts due at the end of the five-year license. The present values of the amount due at the end of the license term were $7,041,000 and $7,471,000 at March 28, 1993 and April 3, 1994, respectively. During the year, this amount payable has been reduced by an amount of royalty income pursuant to certain guaranteed revenues realized on sales of IDT's products. The Company is accreting $3.3 million in future interest charges from the recorded amount at April 3, 1994 to the amount due at the end of the term using the effective interest method.


NOTE 5--LONG-TERM DEBT

  Long-term debt consists of the following:

                                                   MARCH 28, 1993  APRIL 3, 1994
                                                   --------------  -------------
                                                           (IN THOUSANDS)
Mortgage payable bearing interest at 9.625%
 due in monthly installments of $142,000
 including interest through April 1, 2005.
 The note is secured by property and
 improvements in San Jose, California ............     $12,152          $11,543
Term loan payable to a Malaysian bank at 8%
 due in monthly installments of $54,000 ..........       1,448              791
                                                       -------          --------
                                                        13,600           12,334
Less current portion .............................       1,188            1,306
                                                       -------          --------
                                                       $12,412          $11,028
                                                       =======          ========


   Principal payments required in the next five years are as follows (in thousands): $1,306 (1995), $790 (1996), $752 (1997), $828 (1998) and $8,658
(beyond 1998).


NOTE 6--LINES OF CREDIT


   The Company's Malaysian subsidiary has unsecured revolving lines of credit that allow borrowings up to $2,500,000 with three local banks. These lines have no expiration date. At April 3, 1994 there were no outstanding borrowings against these lines. The borrowing rate for these lines would be incurred at the local bank's cost of funds plus 0.75% to 1% (8.80%-9.25% on April 3, 1994).

                      INTEGRATED DEVICE TECHNOLOGY, INC.

     In fiscal 1994, the Company's Japanese subsidiary had a secured revolving line of credit that allowed borrowings up to approximately $1,940,000. The line of credit automatically extends until the Company requests termination. As of April 3, 1994, no amounts were outstanding under this line of credit. The borrowing rate for this line of credit is the local bank's short-term prime rate existing at the borrowing date plus 0.2%. At April 3, 1994 this short-term borrowing rate was 3.2%.

     The Company also has foreign exchange facilities with several banks that allow the Company to enter into foreign exchange contracts of up to $30,000,000, of which $18,026,000 was available at April 3, 1994.

NOTE 7--COMMITMENTS



     Lease Commitments. The Company leases most of its administrative and manufacturing facilities under operating lease agreements which expire through 1996. Two facilities were leased from a principal shareholder. The annual rent paid to this shareholder totaled approximately $1,995,000, $1,396,000 and $1,396,000 in fiscal 1992, 1993 and 1994, respectively. One stockholder lease expired during fiscal 1992 and the other will expire in June 1995.

     The aggregate minimum rent commitments under all operating leases are as follows:

                    (FISCAL YEAR)        (IN THOUSANDS)
                    -------------------   ------------
                    1995 .................  $ 4,122
                    1996 .................    2,902
                    1997 .................    2,217
                    1998 .................    1,924
                    1999 .................    1,933
                    2000 and thereafter...    1,980
                                           --------
                                           $ 15,078
                                           ========


   Rent expense for the years ended March 29, 1992, March 28, 1993 and April 3, 1994 totaled approximately $3,839,000, $3,303,000 and $3,488,000, respectively.

   As of April 3, 1994, four secured standby letters of credit were outstanding totaling $1,937,000. Three letters of credit are held in connection with the Company's workers compensation insurance and mature on June 30, 1994, June 30, 1995 and June 30, 1996. The fourth letter of credit secures the credit facility for the Company's Japanese subsidiary and matured on April 4, 1994.


NOTE 8--FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments has been determined by the Company, using available market information and valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

     The amount reported for cash and cash equivalents, short-term investments, foreign exchange contracts and the Malaysian term loan were considered to be reasonable estimates of their fair value.

     The fair values of short-term and long-term debt were based upon estimated interest rates available to the Company for issuance of debt with similar terms and remaining maturities for existing asset-secured equipment loans and capital leases. The estimated fair value of the Company's short-term and long-term debt at April 3, 1994 was $20,784,000. The fair value for the mortgage loan is $10,748,000 estimated using discounted cash flow analysis based on an estimated interest rate of 7.5 percent for similar types of borrowing arrangements.

                      INTEGRATED DEVICE TECHNOLOGY, INC.

     The fair value estimates presented herein were based upon information available to management as of April 4, 1994. Although management is not aware of any factors that would materially affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of the consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 9--STOCKHOLDERS' EQUITY

     Stock Option Plans. The Company has stock option plans under which key employees, officers, directors and consultants may be granted options to purchase shares of the Company's common stock at prices which are not less than fair market value at the date of grant. Options granted are generally exercisable in 25% increments each year beginning one year after the grant date.


     At April 3, 1994, options for 1,172,000 shares were exercisable at an aggregate exercise price of $4,856,000. At March 28, 1993, options for 2,093,853 shares were exercisable at an aggregate exercise price of $7,692,000.


     Activity under the plans is summarized as follows:

                                                                   OPTIONS OUTSTANDING
                                                      --------------------------------------------
                                          AVAILABLE                                    AGGREGATE
                                         FOR ISSUANCE     NUMBER     PRICE PER SHARE     PRICE
                                       -------------- ------------- --------------- --------------
Balance, March 31, 1991 ..............  1,463,734      4,391,764    $ 3.25-$ 14.25  $ 16,832,000
 Additional authorization ............  1,500,000
 Granted ............................. (2,697,815)     2,697,815    $ 3.75-$  9.50    14,459,000
 Surrendered, canceled or expired.....  1,807,581     (1,809,971)   $ 3.25-$ 14.25   (11,321,000)
 Exercised ...........................        --        (464,036)   $ 3.25-$  5.13    (1,683,000)
                                      -------------- -------------                 --------------
Balance, March 29, 1992...............  2,073,500      4,815,572    $ 3.25-$ 13.25    18,287,000
 Additional authorization.............
 Granted ............................. (1,358,323)     1,358,323    $3.625-$  8.25     6,701,000
 Surrendered, canceled or expired.....    254,930       (447,625)   $ 3.25-$ 13.25    (1,810,000)
 Exercised ...........................        --        (529,371)   $ 3.25-$  7.50    (1,933,000)
                                      -------------- -------------                 --------------
Balance, March 28, 1993...............    970,107      5,196,899    $ 3.25-$12.125    21,245,000
 Additional authorization.............    975,000
 Granted.............................. (1,850,234)     1,850,234    $ 7.00-$25.375    26,599,000
 Surrendered, canceled or expired.....    284,010       (287,423)   $ 3.25-$22.125    (1,738,000)
 Exercised............................        --      (1,780,613)   $ 3.25-$17.625    (6,695,000)
                                     -------------- -------------                  -------------
Balance, April 3, 1994................    378,883      4,979,097    $ 3.25-$25.375  $ 39,411,000
                                     ============== =============                  =============



     Stock Purchase Plan. The Company has a stock purchase plan under which employees and officers may purchase shares of the Company's Common Stock. The purchase price at which shares may be purchased under this plan is 85% of the lower of the fair market value on the first or last day of each quarterly plan period. As of March 28, 1993 and April 3, 1994, 1,277,328 and 1,457,771 shares, respectively, had been purchased by employees, net of repurchases by the Company, under the terms of the plan agreements. At April 3, 1994, 567,229 shares were reserved and available for issuance under this plan.

Stockholder Rights Plan. In February 1992, the Board approved certain amendments to the Company's Stockholder Rights Plan. Under the plan, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. Each Right entitles the holder, under certain circumstances, to purchase common stock of the Company with a value of twice the exercise

                      INTEGRATED DEVICE TECHNOLOGY, INC.

price of the Right. In addition, the Board of Directors may, under certain circumstances, cause each Right to be exchanged for one share of common stock or substitute consideration. The Rights are redeemable by the Company and expire in 1998.

NOTE 10--EMPLOYEE BENEFITS PROFIT SHARING PLAN



     Prior to September 24, 1993, under the Company's Profit Sharing Plan, the Board of Directors could authorize semiannual contributions for the benefit of employees of up to 10% of pre-tax earnings, before profit sharing. Half of the annual contribution, net of expenses, was in the form of cash payments directly to all domestic and Malaysian employees meeting certain service criteria, and the residual half was contributed directly to the Company's Long-Term Incentive Plan for the purchase of IDT Common Stock on behalf of the Company's employees.

     The Company received approval from the IRS to terminate the Long-Term Incentive Plan effective September 24, 1993. Effective this date, all shares were 100% vested and no additional shares of IDT stock will be added to this account. Beginning September 27, 1993, all IDT employees will receive an increase in their cash profit sharing from 5% to 7% and the Company will contribute an additional 1% of pre-tax profits to the Company's 401(k) plan.

     Administrative expenses are netted against the Profit Sharing Plan contribution. Contributions for the years ended March 28, 1993 and April 3, 1994 for this plan were $477,000 and $5,128,000, respectively. There were no contributions for the year ended March 29, 1992.

NOTE 11--INCOME TAXES

   The components of income before provision (benefit) for income taxes are as follows:

                           MARCH 29,    MARCH 28,   APRIL 3,
                             1992         1993       1994
                         ------------ ----------- ----------
                                    (IN THOUSANDS)
United States..........   $ (37,858)   $ 2,240     $44,808
Foreign................       3,090      4,038       5,398
                          ----------  ----------- ----------
                          $ (34,768)   $ 6,278     $50,206
                          ==========  =========== ==========



   The provisions (benefits) for income taxes consist of the following:


                                             MARCH 29,    MARCH 28,    APRIL 3,
                                                1992         1993        1994
                                            ----------- ------------ -----------
                                                      (IN THOUSANDS)
Current income taxes (benefits):
 United States ..........................    $    242     $ (2,467)    $ 14,699
 State ..................................        --           --          4,039
 Foreign ................................         161          102          798
                                             ---------    ---------    --------
                                                  403       (2,365)      19,536
                                             ---------    ---------    --------
Deferred (prepaid) income taxes:
 United States ..........................      (2,363)       3,307       (5,379)
 State ..................................        --           --         (4,116)
                                             ---------    ---------    --------
                                               (2,363)       3,307       (9,495)
                                             ---------    ---------    --------
Provision (benefit) for income taxes ....    $ (1,960)    $    942     $ 10,041
                                             =========    =========    ========

                      INTEGRATED DEVICE TECHNOLOGY, INC.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred assets and liabilities are as follows:

                                                           MARCH 28,    APRIL 3,
                                                             1993        1994
                                                          ----------   ---------
                                                              (IN THOUSANDS)
Deferred tax assets:
 Deferred income on shipments to distributors ......     $  4,330      $  7,466
 Non-deductible accruals and reserves ..............        8,313        13,527
 Capitalized inventory and other expenses ..........        6,014         4,071
 Capitalized research and development ..............          752           825
 Other .............................................          746           273
 Refund receivables ................................        3,560         2,451
                                                         ---------     --------
 Total deferred tax asset ..........................       23,715        28,613
 Valuation allowance ...............................       (8,445)       (2,337)
                                                         ---------     --------
 Net deferred tax asset ............................       15,270        26,276
                                                         ---------     --------
Deferred tax liabilities:

 Depreciation ......................................      (11,710)       (8,517)
                                                         ---------     --------
 Total deferred tax liability ......................      (11,710)       (8,517)
                                                         ---------     --------
 Net deferred tax asset ............................     $  3,560      $ 17,759
                                                         =========     ========




   The provision (benefit) for income taxes differs from the amount computed by applying the U.S. statutory income tax rate of 35% for the year ended April 3, 1994 (34% for the years ended March 28, 1993 and March 29, 1992) to income before the provision (benefit) for income taxes as follows:

                                                  MARCH 29,    MARCH 28,   APRIL 3,
                                                    1992         1993        1994
                                                 ------------ ----------- ----------
                                                            (IN THOUSANDS)
Provision at U.S. statutory rate of 34%........  $ (11,821)   $  2,134    $ 17,572
Earnings of foreign subsidiaries considered
 permanently reinvested, less foreign taxes....       (232)     (1,701)       (951)
General business credits ......................       (660)          0      (2,710)
Tax rate differential..........................      3,220         574      (1,167)
State tax......................................        --          --        3,558
Valuation allowance ...........................      8,031         414      (6,108)
Other .........................................  $    (498)      (479)       (153)
                                                 ----------   ----------- ----------
Provision (benefit) for income taxes ..........  $  (1,960)   $    942    $ 10,041
                                                 ==========   =========== ==========


   The Company's Malaysian subsidiary operates under a tax holiday which extended through July 1993. Management believes it is likely that carryovers of depreciation from the tax holiday period along with expected additional depreciation grants will defer the time when the Malaysian subsidiary will first begin to pay local taxes beyond its year ended April 3, 1994.

   The provision for income taxes for the six month period ended October 2, 1994 reflects the estimated annualized effective tax rate of 25%. This rate differs from the U.S. statutory rate of 35% primarily due to earnings of foreign subsidiaries being taxed at lower rates, utilization of research and development credits and utilization of certain deferred tax benefits for which a valuation allowance was previously required.

                      INTEGRATED DEVICE TECHNOLOGY, INC.

   The Company's intention is to permanently reinvest its earnings in all of its foreign subsidiaries. Accordingly, U.S. taxes have not been provided on approximately $19,700,000 of unremitted earnings, of which approximately $17,100,000 were earned by the Company's Malaysian subsidiary. Upon distribution of those earnings in the form of dividends or otherwise, the Company will be subject to both U.S. income taxes and various foreign country withholding taxes.

NOTE 12--INDUSTRY SEGMENT, FOREIGN OPERATIONS

   IDT operates predominantly in one industry segment and is engaged in the design, development, manufacture and marketing of high-performance integrated circuits. No single customer or distributor accounted for more than 10% of net revenues in fiscal 1992 and 1993. During fiscal 1994, two of the Company's national distributors became one entity and accounted for 15% of net revenues. If these two distributors had been a single entity during fiscal 1992 and 1993, it would have accounted for 17% and 16%, respectively, of IDT's total revenues.

   Major operations outside the United States include manufacturing facilities in Malaysia and sales subsidiaries in Japan, the Pacific Rim, and throughout Europe.


   At March 28, 1993 and April 3, 1994, total liabilities for operations outside of the United States were $20,152,000 and $20,704,000, respectively.

                      INTEGRATED DEVICE TECHNOLOGY, INC.


     The following is a summary extract of IDT's foreign operations by geographic areas for fiscal 1992, 1993 and 1994:

                                                       TRANSFERS
                                          SALES TO      BETWEEN                   OPERATING
                                        UNAFFILIATED   GEOGRAPHIC                   INCOME     IDENTIFIABLE
                                         CUSTOMERS       AREAS      NET REVENUE     (LOSS)        ASSETS
                                       -------------- ------------ ------------- ------------ --------------
                                                                        (IN THOUSANDS)
Fiscal year ended March 29, 1992
 United States ......................  $ 140,999      $  21,616    $ 162,615     $  (4,800)   $ 190,801
 Japan...............................     23,018                      23,018            41        6,192
 Europe .............................     26,861          2,838       29,699           303        5,703
 Asia-Pacific........................     11,856         15,230       27,086         3,234       18,838
 Eliminations .......................        --         (39,684)     (39,684)          (71)     (26,172)
 Corporate ..........................        --             --           --        (28,023)      34,368
                                      -------------- ------------ ------------- ------------ --------------
 Consolidated .......................  $ 202,734      $     --     $ 202,734     $ (29,316)   $ 229,730
                                      ============== ============ ============= ============ ==============
Fiscal year ended March 28, 1993
 United States ......................  $ 152,303      $  23,585    $ 175,888     $  22,159    $ 198,993
 Japan...............................     23,022                      23,022          (419)       5,651
 Europe..............................     33,907          2,847       36,754           374        8,028
 Asia-Pacific........................     27,031         20,566       47,597         4,715       24,155
 Eliminations........................        --         (46,998)     (46,998)          (94)     (24,081)
 Corporate...........................        --             --           --        (15,729)      27,248
                                      -------------- ------------ ------------- ------------ --------------
 Consolidated........................  $ 236,263      $     --     $ 236,263     $  11,006    $ 239,994
                                      ============== ============ ============= ============ ==============
Fiscal year ended April 3, 1994
 United States ......................  $ 223,600      $  42,500    $ 266,100      $ 70,788     $197,385
 Japan ..............................     29,959                      29,959          (257)       8,033
 Europe .............................     60,064          3,274       63,338           677        8,182
 Asia-Pacific........................     16,839         24,869       41,708         5,146       27,202
 Eliminations .......................        --         (70,643)     (70,643)         (408)     (24,470)
 Corporate ..........................        --            --            --        (23,677)     133,239
                                      -------------- ------------ ------------- ------------ --------------
 Consolidated........................  $ 330,462     $     --      $ 330,462      $ 52,269     $349,571
                                      ============== ============ ============= ============ ==============

   Transfers between geographic areas are accounted for at amounts which are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Operating income by geographic areas reflect foreign earnings reported by the foreign entities and does not include an allocation of general corporate expenses. Identifiable assets are those assets that can be directly associated with a particular foreign entity and thus do not include assets used for general corporate purposes: cash and cash equivalents, short-term investments and prepaid income taxes.

                      INTEGRATED DEVICE TECHNOLOGY, INC.

NOTE 13--CROSS-LICENSE AGREEMENT

  During fiscal 1993, the Company entered into a patent cross-license agreement which obligated the payment of an amount of royalties dependent upon the level of the Company's profitability. The amount of royalties accrued during fiscal 1994 was approximately $4.4 million and has been included in other accrued liabilities. The Company will not be negatively impacted by any further royalty payment from this agreement beginning fiscal 1995.

======================================    ======================================

   No dealer,  sales representative or              3,400,000 SHARES
any other  person has been  authorized
to give any information or to make any
representation  not  contained in this
Prospectus  in  connection   with  the
offer made by this  Prospectus and, if
given or  made,  such  information  or
representation must not be relied upon
as  having  been   authorized  by  the             IDT LOGO GOES HERE
Company,  any Selling  Stockholder  or
any Underwriter.  This Prospectus does
not  constitute  an offer to sell or a
solicitation  of an  offer  to buy any
securities  other than the  registered
securities  to which it  relates or an
offer to sell or a solicitation  of an
offer  to buy such  securities  in any                COMMON STOCK
circumstances  in which  such offer or
solicitation is unlawful.  Neither the
delivery  of this  Prospectus  nor any
sale made hereunder  shall,  under any
circumstances,  create any implication
that  there  has been no change in the
affairs of the Company  since the date
hereof   or   that   the   information
contained  herein is correct as of any                 ----------
time subsequent to the date hereof.
                                                       PROSPECTUS
           ----------
        TABLE OF CONTENTS                              ----------
           ----------


                                 PAGE
                                 ----
Available Information ..........   2
Information Incorporated by
 Reference......................   2
Prospectus Summary..............   3
Risk Factors ...................   5
Use of Proceeds ................  11
Price Range of Common Stock ....  11              MONTGOMERY SECURITIES
Dividend Policy ................  11
Capitalization..................  12
Selected Consolidated Financial                      LEHMAN BROTHERS
 Data ..........................  13
Management's Discussion
 and Analysis of Financial                           SMITH BARNEY INC.
 Condition and Results of
 Operations ....................  14
Business .......................  19
Management .....................  28
Certain Transactions............  29
Selling Stockholders............  30
Underwriting....................  31
Legal Matters ..................  32
Experts ........................  32
Report of Independent
 Accountants ................... F-1
Consolidated Financial
 Statements ...................  F-2                  November  , 1994

======================================    ======================================

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth an itemized statement of all estimated expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered:

                                         EXPENSES
                                       ----------
SEC registration fee ...............   $ 37,415
NASD filing fee ....................     11,350
Nasdaq fee .........................     17,500
Transfer Agent fee .................      5,000
Printing and engraving expenses ....    100,000
Legal expenses .....................     75,000
Accounting fees and expenses........     45,000
Other securities laws fees and
 expenses ..........................     12,000
Miscellaneous ......................      6,735
                                       ----------
Total ..............................   $310,000
                                       ==========


ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law permits a corporation to grant indemnification to directors, officers and other agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including expenses, arising in connection with the Securities Act of 1933, as amended. Pursuant to the Bylaws of the Company, directors and officers of the Company are indemnified to the full extent permitted by law against all expenses (including attorneys' fees), judgments, fines or settlement amounts incurred or paid by them in any action or proceeding, including any action by or on behalf of the Company, on account of their service as an officer or director of the Company. The Bylaws further provide that the rights conferred under such Bylaws shall not be deemed exclusive of any other right to which such persons may be entitled under the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation, any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Restated Certificate of Incorporation of the Company precludes, with certain exceptions, the Company and its stockholders from recovering monetary damages from directors for business decisions that breach such directors' fiduciary duty.

     The Company also maintains directors and officers insurance policies which insure directors and officers against losses arising from certain wrongful acts in their official capacities and reimburses the Company for such loss for which the Company has lawfully indemnified the directors and officers. In addition, the Company has entered into an Indemnification Agreement with each of its directors and officers whereby the Company has agreed to indemnify each director and officer from and against any and all expenses, losses, claims, damages and liabilities incurred by such director or officer while acting in his or her official capacity.

     Reference is made to Section 11 of the form of Underwriting Agreement filed as an exhibit hereto pursuant to which the Underwriter may, under certain circumstances, indemnify the directors and officers of the Company. Directors and officers of the Company may also be indemnified in certain circumstances under the terms of other underwriting agreements entered into by the Company in connection with prior public offerings.

ITEM 16. EXHIBITS.

 1.1     Form of Underwriting Agreement (draft dated November 15, 1994).
 4.1*    Restated  Certificate of Incorporation  (previously filed as Exhibit 3A to Registration Statement on Form 8-B [File No. 0-12695] dated September 23, 1987).
 4.2*    Certificate  of  Amendment  of Restated  Certificate  of  Incorporation
          (previously filed as Exhibit 3.2 to Annual Report on Form 10-K [File No. 0-12695] for the Fiscal Year Ended April 2. 1989).
 4.3*    Certificate  of Designation,  Preferences and Rights of Series A Junior
          Participating Preferred Stock (previously filed as Exhibit 3.3 to Annual Report on Form 10-K [File No. 0-12695] for the Fiscal Year Ended April 2, 1989).
 4.4*    Bylaws  dated  January  25, 1993  (previously  filed as Exhibit 3.4  to
          Annual Report on Form 10-K [File No. 0-12695] for the Fiscal Year Ended March 28, 1993).
 4.5*    Amended and Restated  Rights  Agreement dated as of  February 27, 1992, between the Company and The First National Bank of Boston (previously filed as Exhibit 4.1 to Current Report on Form 8-K [File No. 0-12695] dated February 27, 1992).
 5.1     Opinion of Fenwick & West
 23.1    Consent of Price Waterhouse LLP (see page II-4).
 23.2    Consent of Fenwick & West  (included in the Opinion of Counsel filed as
          Exhibit 5.1 hereto).
 24.1    Power of Attorney (see page II-3).
 27.1    Financial Data Schedule (EDGAR version only).
- ----------
* These exhibits were previously filed with the Commission as indicated and are incorporated herein by reference.


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     The undersigned Registrant hereby undertakes that:

     (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.



     (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, California on this 14th day of November, 1994.

                                    INTEGRATED DEVICE TECHNOLOGY, INC.

                                    By: /s/  LEONARD C. PERHAM
                                    -----------------------------------------
                                                Leonard C. Perham
                                            Chief Executive Officer


                              POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

   That the undersigned officers and directors of Integrated Device Technology, Inc., a Delaware corporation, do hereby constitute and appoint Leonard C. Perham and William D. Snyder, and each of them, the lawful attorneys and agents or attorney and agent, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that said attorneys and agents or any of them shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

   IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

   Pursuant to the requirements of the Securities Act of 1933, this Registration
Statement has been signed by the following persons in the capacities and on the date indicated.

       SIGNATURE                         TITLE                           DATE
- --------------------- ------------------------------------------ -------------------------


 ---------------------     Chairman of the Board                        November   , 1994
     D. John Carey


/s/   LEONARD C. PERHAM    Chief Executive Officer, President and       November 14, 1994
- -----------------------     Director
   Leonard C. Perham


/s/ WILLIAM D. SNYDER      Vice President, Finance and Chief            November 14, 1994
- -----------------------     Financial Officer (Principal Financial
   William D. Snyder        and Accounting Officer)


/s/   CARL E. BERG        Director                                      November 14, 1994
- -----------------------
      Carl E. Berg


/s/  JOHN C. BOLGER       Director                                      November 14, 1994
 ---------------------
     John C. Bolger


 /s/ FEDERICO FAGGIN      Director                                      November 14, 1994
- ----------------------
    Federico Faggin

                       CONSENT OF INDEPENDENT AUDITORS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated April 27, 1994 relating to the financial statements of Integrated Device Technology, Inc. which appears in such Prospectus. We also consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated April 27, 1994 appearing on page 12 of Integrated Device Technology, Inc.'s Annual Report on Form 10-K for the year ended April 3, 1994. We also consent to the references to us under the heading "Experts," "Risk Factors" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse has not prepared or certified such "Selected Financial Data."

PRICE  WATERHOUSE LLP
San Jose,  California
November 11, 1994


                      INTEGRATED DEVICE TECHNOLOGY, INC.

                              INDEX TO EXHIBITS
                                                                                                  SEQUENTIALLY
                                                                                                    NUMBERED
EXHIBIT                                         DESCRIPTION                                           PAGE
- -------- ----------------------------------------------------------------------                   ------------

 1.1     Form  of  Underwriting  Agreement  (draft  dated  November  15,  1994).
 4.1*    Restated Certificate of Incorporation  (previously filed as Exhibit 3A to  Registration  Statement  on  Form 8-B  [File No.  0-12695]  dated
          September 23, 1987).
 4.2*    Certificate  of  Amendment  of Restated  Certificate  of  Incorporation
          (previously  filed as Exhibit 3.2 to Annual  Report on Form 10-K [File
          No. 0-12695] for the Fiscal Year Ended April 2. 1989).
 4.3*    Certificate  of Designation,  Preferences and Rights of Series A Junior
          Participating  Preferred  Stock  (previously  filed as Exhibit  3.3 to
          Annual  Report on Form 10-K [File No.  0-12695]  for the  Fiscal  Year
          Ended April 2, 1989).
 4.4*    Bylaws  dated  January  25, 1993  (previously  filed as Exhibit 3.4 to
          Annual  Report on Form 10-K [File No.  0-12695]  for the  Fiscal  Year
          Ended March 28, 1993).
 4.5*    Amended and Restated  Rights  Agreement dated as of February 27, 1992, between the Company and The First National Bank of Boston  (previously filed as Exhibit 4.1 to Current Report on Form 8-K [File No.  0-12695]
          dated February 27, 1992).
  5.1    Opinion of Fenwick & West
 23.1    Consent of Price Waterhouse LLP (see page II-4).
 23.2    Consent of Fenwick & West (included in the Opinion of Counsel filed as
          Exhibit 5.1 hereto).
 24.1    Power of Attorney (see page II-3).
 27.1    Financial Data Schedule (EDGAR version only).

- ----------
* These exhibits were previously filed with the Commission as indicated and are incorporated herein by reference.